SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia de Bebidas das Américas - AmBev

Consolidated Interim Accounting Information as at September 30, 2012 and

Report on Review of Consolidated

Interim Accounting Information

Report on Review of Consolidated

Interim Accounting Information

To the Board of Directors and Shareholders

Companhia de Bebidas das Américas - AmBev

Introduction

We have reviewed the accompanying consolidated interim accounting information of Companhia de Bebidas das Américas – AmBev (the "Company"), as at September 30, 2012, comprising the consolidated interim balance sheet as at September 30, 2012 and the consolidated interim income statements, comprehensive income, changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

2

Companhia de Bebidas das Américas - AmBev

Conclusion on the consolidated

interim accounting information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the consolidated interim accounting information.

Other matters

Consolidated interim statement

of value added

We have also reviewed the consolidated interim statement of value added for the nine-month period ended September 30, 2012, which is considered supplementary information under IFRS, which does not require the presentation of the statement of value added. This statement has been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it has not been properly prepared, in all material respects, in relation to the consolidated interim accounting information taken as a whole.

São Paulo, October 30, 2012.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Eduardo Rogatto Luque

Contador CRC 1SP166259/O-4

3

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interim Consolidated Balance Sheets

As at September 30, 2012 and December 31, 2011

(Expressed in thousands of Brazilian Reais)

Assets	Note	09/30/2012	12/31/2011

Current assets
Cash and cash equivalents		4,531,189	8,076,241
Investment securities	4	617,880	193,385
Trade and other receivables		4,328,898	3,879,570
Inventories	5	2,487,171	2,238,517
Taxes receivable		161,771	291,327
Assets held for sale		4,516	400
		12,131,425	14,679,440

Non-current assets
Investment securities	4	248,429	242,106
Trade and other receivables		1,855,899	1,231,992
Deferred tax assets	6	1,871,987	1,447,135
Taxes receivable		12,301	16,295
Employee benefits		18,506	18,506
Investments in associates		23,754	21,681
Property, plant and equipment	7	10,965,688	9,265,210
Intangible assets		2,611,392	1,763,034
Goodwill	8	19,652,165	17,454,019
		37,260,121	31,459,978

Total assets		49,391,546	46,139,418

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Balance Sheets (continued)

As at September 30, 2012 and December 31, 2011

 (Expressed in thousands of Brazilian Reais)

Equity and Liabilities	Note	09/30/2012	12/31/2011

Current liabilities
Trade and other payables		10,477,017	11,288,020
Interest-bearing loans and borrowings	9	705,197	2,212,078
Bank overdrafts		1,026	12,306
Income tax and social contribution payable		777,496	793,864
Provisions	10	114,895	101,645
		12,075,631	14,407,913

Non-current liabilities
Trade and other payables		2,985,699	1,196,609
Interest-bearing loans and borrowings	9	2,302,909	1,890,208
Deferred tax liabilities	6	998,786	734,484
Provisions	10	558,926	478,418
Employee benefits		1,750,090	1,602,941
		8,596,410	5,902,660

Total liabilities		20,672,041	20,310,573

	11
Issued capital		12,176,962	8,303,936
Reserves		11,399,822	17,307,384
Retained earnings		3,919,019	-
Equity attributable to equity holders of Ambev		27,495,803	25,611,320

Non-controlling interests		1,223,702	217,525

Total equity and liabilities		49,391,546	46,139,418

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Income Statements

For the nine and three-month period ended September 30, 2012 and 2011

(Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Net sales	13	22,097,139	18,748,278	8,036,022	6,374,534
Cost of sales		(7,235,069)	(6,255,953)	(2,621,932)	(2,130,260)
Gross profit		14,862,070	12,492,325	5,414,090	4,244,274

Sales and marketing expenses		(5,371,613)	(4,568,681)	(1,820,697)	(1,544,036)
Administrative expenses		(1,151,471)	(810,625)	(504,853)	(278,384)
Other operating income/(expenses)	14	560,334	463,915	251,857	167,113
Income from operations before special items		8,899,320	7,576,934	3,340,397	2,588,967

Exceptional items	15	(36,410)	36,596	(9,636)	41,888
Income from operations		8,862,910	7,613,530	3,330,761	2,630,855

Finance cost	16	(1,088,143)	(994,609)	(528,138)	(450,400)
Finance income	16	515,555	617,426	183,866	144,060
Net finance cost		(572,588)	(377,183)	(344,272)	(306,340)

Share of results of associates		91	228	32	119
Income before income tax		8,290,413	7,236,575	2,986,521	2,324,634

Income tax expense	17	(1,432,490)	(1,581,003)	(452,877)	(620,797)
Net income		6,857,923	5,655,572	2,533,644	1,703,837

Attributable to:
Equity holders of Ambev		6,787,664	5,608,495	2,508,834	1,687,255
Non-controlling interests		70,259	47,077	24,810	16,582

Basic earnings per share – preferred		2.29	1.90	0.85	0.57
Diluted earnings per share– preferred		2.28	1.88	0.84	0.57
Basic earnings per share – common		2.08	1.73	0.77	0.52
Diluted earnings per share– common		2.07	1.73	0.77	0.52

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Statements of Comprehensive Income

For the nine and three-month period ended September 30, 2012 and 2011

(Expressed in thousands of Brazilian Reais)

	Nine-month period ended:		Three-month year ended:
	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Net income	6,857,923	5,655,572	2,533,644	1,703,837

Exchange differences on translation of foreign operations (gains/ (losses))	212,614	250,830	(329,438)	547,768
Actuarial gains and (losses)	(64,188)	(73,095)	(18,007)	(40,116)
Gains/losses of non-controlling interest´s share	1,024,208	(183)	157,602	-
Put option of a subsidiary interest	(1,978,275)	-	(20,013)	-
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	463,806	153,385	99,719	307,575
Removed from Equity and included in profit or loss	(236,168)	(116,192)	(24,627)	(33,540)
Deferred income tax variance in Equity and other changes	(79,536)	(83,235)	6,034	(146,517)
Total cash flow hedges	148,102	(46,042)	81,126	127,518
Net income (loss) recognized directly in Equity	(657,539)	131,510	(128,730)	635,170

Total comprehensive income	6,200,384	5,787,082	2,404,914	2,339,007

Attributable to:
Equity holders of Ambev	5,161,073	5,736,763	2,284,072	2,319,689
Non-controlling interest	1,039,311	50,319	120,842	19,318

The accompanying notes are an integral part of the interim consolidated financial statements.

 Interim Consolidated Statements of Changes in Equity

 (Expressed in thousands of Brazilian Reais)

	Attributable to equity holders of Ambev

		Capital reserves						Net income reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2012	8,303,936	2,750	8,335	4,983,056	1,740,957	435,075	(140,115)	10,643,510	208,832	1,030,977	697,865	-	(997,025)	46,304	1,473	-	-	(1,354,610)	25,611,320	217,525	25,828,845

Net income	-	-	-	-	-	-	-	-	-	-	-	6,787,664	-	-	-	-	-	-	6,787,664	70,259	6,857,923
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	103,428	-	-	-	-	-	103,428	109,186	212,614
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	148,628	-	-	-	-	148,628	(526)	148,102
Gains/(losses) of non-controlling interest´s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,686)	170,604	-	-	163,918	860,290	1,024,208
Put option of a subsidiary interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,978,275)	-	(1,978,275)	-	(1,978,275)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(64,290)	(64,290)	102	(64,188)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	6,787,664	103,428	148,628	(6,686)	170,604	(1,978,275)	(64,290)	5,161,073	1,039,311	6,200,384
Shares issued	3,873,026	-	-	-	(369,883)	(11,527)	-	(3,291,913)	-	-	-	-	-	-	-	-	-	-	199,703	-	199,703
Dividends	-	-	-	-	-	-	-	-	-	-	(681,355)	(1,548,335)	-	-	-	-	-	-	(2,229,690)	(33,134)	(2,262,824)
Interest on capital	-	-	-	-	-	-	-	-	-	-	-	(1,335,278)	-	-	-	-	-	-	(1,335,278)	-	(1,335,278)
Share-based payment	-	-	-	318	-	94,928	-	-	-	-	-	-	-	-	-	-	-	-	95,246	-	95,246
Treasury shares	-	3,733	-	-	-	-	(25,272)	-	-	-	-	-	-	-	-	-	-	-	(21,539)	-	(21,539)
Others	-	-	-	-	-	-	-	-	-	-	-	14,968	-	-	-	-	-	-	14,968	-	14,968
At September 30, 2012	12,176,962	6,483	8,335	4,983,374	1,371,074	518,476	(165,387)	7,351,597	208,832	1,030,977	16,510	3,919,019	(893,597)	194,932	(5,213)	170,604	(1,978,275)	(1,418,900)	27,495,803	1,223,702	28,719,505

	Attributable to equity holders of Ambev

		Capital reserves						Net income reserve					Other comprehensive income
	Capital	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Retained earnings	Translation reserves	Cash flow hedge	Gains/losses of non-controlling interest´s share	Business combination	Put option of a subsidiary interest	Actuarial gains/ losses	Total	Non-controlling interest	Total equity
At January 1, 2011	7,613,780	(4,429)	8,335	4,983,056	2,194,700	332,248	(96,459)	6,091,011	208,832	661,389	4,290,306	-	(1,201,254)	131,233	-	-	-	(850,885)	24,361,863	202,979	24,564,842

Net income	-	-	-	-	-	-	-	-	-	-	-	5,608,495	-	-	-	-	-	-	5,608,495	47,077	5,655,572
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	245,943	-	-	-	-	-	245,943	4,887	250,830
Cash flow hedges - gains / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	(46,053)	-	-	-	-	(46,053)	11	(46,042)
Gains/losses of non-controlling interest´s share	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,473	-	-	-	1,473	(1,656)	(183)
Actuarial gain / (losses)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(73,095)	(73,095)	-	(73,095)
Total Comprehensive income	-	-	-	-	-	-	-	-	-	-	-	5,608,495	245,943	(46,053)	1,473	-	-	(73,095)	5,736,763	50,319	5,787,082
Shares issued	685,279	-	-	-	(454,020)	(15,560)	-	-	-	-	-	-	-	-	-	-	-	-	215,699	-	215,699
Dividends	-	-	-	-	-	-	-	-	-	-	(4,290,306)	-	-	-	-	-	-	-	(4,290,306)	(52,082)	(4,342,388)
Interest on capital	-	-	-	-	-	-	-	(1,064,135)	-	-	-	-	-	-	-	-	-	-	(1,064,135)	-	(1,064,135)
Share-based payment	-	-	-	-	-	81,572	-	-	-	-	-	-	-	-	-	-	-	-	81,572	-	81,572
Treasury shares	-	(4,966)	-	-	-	-	(28,507)	-	-	-	-	-	-	-	-	-	-	-	(33,473)	-	(33,473)
Others	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,465)	(12,465)
At September 30, 2011	8,299,059	(9,395)	8,335	4,983,056	1,740,680	398,260	(124,966)	5,026,876	208,832	661,389	-	5,608,495	(955,311)	85,180	1,473	-	-	(923,980)	25,007,983	188,751	25,196,734

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Cash Flow Statements

For the nine and three-month period endedSeptember 30, 2012 and 2011

 (Expressed in thousands of Brazilian Reais)

		Nine-month period ended:		Three-month period ended:
	Note	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Net income		6,857,923	5,655,572	2,533,644	1,703,837
Depreciation, amortization and impairment		1,268,081	1,057,991	461,083	363,854
Impairment losses on receivables and inventories		109,340	52,729	40,856	17,616
Additions/(reversals) in provisions and employee benefits		110,903	58,441	33,889	27,924
Net finance cost	16	572,588	377,183	344,272	306,340
Loss/(gain) on sale of property, plant and equipment and intangible assets		(7,410)	(6,523)	(10,988)	(2,323)
Loss/(gain) on assets held for sale		3,676	(44,064)	-	(43,073)
Equity-settled share-based payment expense	18	106,004	85,428	42,842	28,699
Income tax expense	17	1,432,490	1,581,003	452,877	620,797
Share of result of associates		(91)	(228)	(32)	(119)
Other non-cash items included in the profit		(151,083)	(78,616)	(42,516)	(35,939)
Cash flow from operating activities before changes in working capital and use of provisions		10,302,421	8,738,916	3,855,927	2,987,613

Decrease/(increase) in trade and other receivables		(414,774)	(57,329)	(575,871)	(145,256)
Decrease/(increase) in inventories		(190,239)	(44,325)	64,401	186,783
Increase/(decrease) in trade and other payables		(1,324,621)	(643,280)	1,021,159	391,651
Cash generated from operations		8,372,787	7,993,982	4,365,616	3,420,791

Interest paid		(318,697)	(248,966)	(185,831)	34,226
Interest received		402,091	156,717	53,838	31,289
Income tax paid		(1,490,546)	(1,275,700)	(571,881)	(519,720)
Cash flow from operating activities		6,965,635	6,626,033	3,661,742	2,966,586

Proceeds from sale of property, plant and equipment and intangible assets	7	39,900	23,008	28,067	11,325
Acquisition of property, plant and equipment and intangible assets	7	(1,959,436)	(2,474,103)	(965,662)	(891,618)
Acquisition of subsidiaries, net of cash acquired		(2,513,051)	-	(59,749)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(415,574)	442,044	(371,787)	(100,461)
Net proceeds/(acquisition) of other assets		(16,429)	36,221	(3,459)	33,129
Cash flow from investing activities		(4,864,590)	(1,972,830)	(1,372,590)	(947,625)

Capital increase	11	199,703	215,778	173,367	210,770
Advances for future capital increase		-	-	(170,485)	(198,695)
Capital increase of non-controlling interest		-	(12,465)	-	(12,465)
Proceeds from borrowings		1,128,696	718,132	479,406	543,091
Proceeds/repurchase of treasury shares		(20,230)	(29,955)	-	(25,730)
Repayment of borrowings		(2,907,617)	(2,093,217)	(1,588,942)	(492,466)
Cash net of finance costs other than interests		(449,521)	(519,884)	(306,251)	(428,000)
Payment of finance lease liabilities		(5,027)	(4,093)	(921)	(355)
Dividends paid		(3,798,351)	(3,130,776)	(1,267,091)	(1,292,174)
Cash flow from financing activities		(5,852,347)	(4,856,480)	(2,680,917)	(1,696,024)

Net increase/(decrease) in cash and cash equivalents		(3,751,302)	(203,277)	(391,765)	322,937
Cash and cash equivalents less bank overdrafts at beginning of year		8,063,935	5,908,299	4,890,202	5,226,388
Effect of exchange rate fluctuations		217,530	251,851	31,726	407,548
Cash and cash equivalents less bank overdrafts at end of year		4,530,163	5,956,873	4,530,163	5,956,873

The accompanying notes are an integral part of the interim consolidated financial statements.

Interim Consolidated Value Added Statements

Nine-month period ended September 30, 2012 and 2011

 (Expressed in thousands of Brazilian Reais)

	Nine-month period ended:
	09/30/2012	09/30/2011

Revenues	34,611,637	29,657,024
Sale of goods, products and services	34,348,336	29,368,960
Other operating income	336,498	269,665
Allowance for/reversal of doubful accounts	(73,197)	18,399
Input acquired from third parties	(15,601,953)	(12,582,811)
Costs of products, goods and services sold	(9,622,383)	(7,395,605)
Materials - energy - third party services - others	(5,936,601)	(5,155,610)
(Loss)/recovery of assets	(42,969)	(31,596)
Gross added value	19,009,684	17,074,213
Retention	(1,217,135)	(1,026,410)
Depreciation and amortization	(1,217,135)	(1,026,410)
Net added value produced	17,792,549	16,047,803
Value added received in transfer	389,790	506,583
Share of results of associates	91	228
Financial income	515,555	617,426
Others	(125,856)	(111,071)
Total added value to be distribute	18,182,339	16,554,386
Distribution of value added	18,182,339	16,554,386
Employees	2,211,074	1,836,599
Direct remuneration	1,775,686	1,450,921
Benefits	167,437	146,327
Government severance indemnity fund for employees	51,206	45,517
Others	216,745	193,834
Taxes, fees and contribution	7,930,920	7,992,330
Federal	3,454,233	3,857,057
State	4,464,537	4,123,590
Municipal	12,150	11,683
Remuneration of third party capital	1,182,422	1,069,885
Interest	1,058,901	984,001
Rent	123,521	85,884
Remuneration of own capital	6,857,923	5,655,572
Interest on shareholder's equity	1,335,278	-
Dividends	1,533,367	-
Retained earnings/losses for the period	3,919,019	5,608,495
Non-controlling interest	70,259	47,077

The accompanying notes are an integral part of the interim consolidated financial statements.

Notes to the interim consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Investment securities
5.	Inventories
6.	Deferred income tax and social contribution
7.	Property, plant and equipment
8.	Goodwill
9.	Interest-bearing loans and borrowings
10.	Provisions
11.	Changes in equity
12.	Segment reporting
13.	Revenue
14.	Other operating income/(expenses)
15.	Exceptional items
16.	Finance cost and income
17.	Income tax and social contribution
18.	Share-based payments
19.	Financial instruments and risks
20.	Collateral and contractual commitments, advances from customers and other
21.	Contingencies
22.	Acquisitions of subsidiaries
23.	Related parties

1. CORPORATE INFORMATION

Companhia de Bebidas das Américas - Ambev (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil; produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or by participating in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company has an agreement with PepsiCo International, Inc. (“PepsiCo”) to bottle, sell and distribute Pepsi products in Brazil and in other Latin American countries, including Pepsi Cola, 7Up, Lipton Ice Tea, Gatorade and H2OH!.

The Company has a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Paraguay. The Company and certain of its subsidiaries produce and distribute Stella Artois products under license to Anheuser-Busch InBev S.A./N.V. (“AB InBev”) in Brazil, Canada, Argentina and other countries and, by means of a license granted to AB InBev, it also distributes Brahma’s product in parts of Europe, Asia and Africa.

The Company’s shares are traded on the Brazilian Stock Exchange – BM&FBOVESPA Bolsa de Valores S.A., Mercados e Futuros and on the New York Stock Exchange – NYSE, in the form of American Depositary Receipts - ADRs.

Major corporate events between January and September of 2012:

On April 13, 2012 the Company and E. León Jimenes S.A. (“ELJ”), which owns 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), entered into an agreement to combine their businesses in the Caribbean area.

Upon closing of the transaction, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, became indirectly shareholder, together with ELJ, of Tenedora CND S.A., a holding company which own the shares of CND and 100% of Ambev Dominicana S.A. (“Ambev Dominicana”), with Ambev Brasil owning an indirect interest in CND. For additional details see Note 22 – Acquisitions of subsidiaries.

In addition, Arosuco Aromas e Sucos Ltda. (“Arosuco”), responsible mainly for the production of concentrates needed in the production of soft drinks, teas and sports drinks, acquired in January 2012, all the shares issued by the company Lachaise Aromas e Participações Ltda. (“Lachaise”), whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates, thus reducing the need for the Group to acquire the component from third parties. Immediately thereafter, Arosuco, aiming at streamlining and simplifying the corporate structure of the Group, incorporated Lachaise.

In March 2012, the subsidiary CRBS S.A. acquired Lugano Distribuidora de Bebidas Ltda.,(“Lugano”),  located in the south of Brazil.

Major corporate events between January and September of 2011:

In February 2011, to streamline the accounting, financial and management functions by segregating manufacturing and distribution activities of the Group, seeking to increase economic efficiency, promote synergy gains and reduce operating and financial costs through the simplification of the current corporate structure, the following events occurred: (i) partial spin-off of Ambev Brasil Bebidas S.A. and Fratelli Vita Bebidas S.A., by spinning off net assets (including all its distribution assets) to Morena Distribuidora de Bebidas S.A., and (ii) the merger of Fratelli Vita Bebidas S.A. with Ambev Brasil Bebidas S.A., by merging its assets.

The interim consolidated financial statements were approved by the Board of Directors on October 25, 2012.

2. STATEMENT OF COMPLIANCE

The interim consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

This information does not meet all disclosure requirements for the presentation of full annual financial statements and thus should be read along with the consolidated financial statements prepared in accordance to IFRS for the year ended December 31, 2011. To avoid duplication of disclosures which are included in the annual financial statements, the following notes were not subject to full presentation:

(a) Summary of significant accounting policies (Note 3);

(b) Payroll and related benefits (Note 9);

(c) Additional information on operating expenses by nature (Note 10);

(d) Intangible assets (Note 15);

(e) Trade and other receivables (Note 19);

(f) Cash and cash equivalents (Note 20);

(g) Interest-bearing loans and borrowings (Note 22);

(h) Employee benefits (Note 23);

(i) Trade and other payables (Note 25);

(j) Operating leases (Note 28);

(k) Contingencies (Note 30).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no changes in accounting policies for the interim financial statements as of September 30, 2012, in the calculation methods used in relation to those presented in the financial statements for the year ended December 31, 2011 and, as previously presented in the consolidated interim financial statements at June 30, 2012.

 4. INVESTMENT SECURITIES

	09/30/2012	12/31/2011
Current investments
Financial asset at fair value through profit or loss-held for trading	617,880	193,385
	617,880	193,385

Non-current investments
Equity securities available-for-sale	186,757	165,851
Debt held-to-maturity	61,672	76,255
	248,429	242,106

Equity securities available-for-sale

Equity securities of R$186,757 (R$165,851 at December 31, 2011), classified as available for sale in the interim financial statements as of September 30, 2012, refers to the operation on October 20, 2010 pursuant to which Ambev and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, whereupon Cervecería Regional assumed an 85% interest and Ambev the remaining 15% which was recorded at fair value on the purchase date and adjusted by exchange variation, net of reductions in the recoverable amount of the asset.

5. INVENTORIES

	09/30/2012	12/31/2011

Finished goods	755,470	548,896
Work in progress	200,555	123,962
Raw material	1,126,098	1,221,925
Consumables	63,400	51,463
Spare parts and other	259,903	206,555
Prepayments	109,932	102,829
Impairment losses	(28,187)	(17,113)
	2,487,171	2,238,517

Losses on inventories recognized in the income statement amounted to R$72,456 as of September 30, 2012 (R$34,711 in September 30, 2011).

6. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, applied rates, including the rates applicable to distribution of dividend, are as follow:

HILA-ex	from 23% to 31%
Latin America - South	from 14% to 35%
Canada Operational	from 5% to 26%

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	09/30/2012			12/31/2011
	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	39,492	-	39,492	33,169	-	33,169
Derivatives	239,682	(3,565)	236,117	8,561	(20,247)	(11,686)
Inventories	227,012	-	227,012	100,756	(1,534)	99,222
Loss carryforwards	519,097	-	519,097	322,833	-	322,833
Tax credits for corporate restructuring	317,557	-	317,557	580,828	-	580,828
Employee benefits	500,407	-	500,407	478,752	(54)	478,698
Property, plant and equipment	27,427	(201,994)	(174,567)	2,617	(150,345)	(147,728)
Intangible assets	5,802	(602,242)	(596,440)	5,536	(355,698)	(350,162)
Goodwill	29,606	-	29,606	58,671	-	58,671
Trade and other payables	-	(119,341)	(119,341)	-	(303,013)	(303,013)
Interest-bearing loans and borrowings	109,485	-	109,485	-	(19,393)	(19,393)
Provisions	262,800	(4,290)	258,510	270,083	(4,328)	265,755
Partnership profit	-	(194,461)	(194,461)	-	(311,776)	(311,776)
Other items	200,310	(479,583)	(279,273)	17,233	-	17,233
Gross deferred tax assets / (liabilities)	2,478,677	(1,605,476)	873,201	1,879,039	(1,166,388)	712,651
Netting by taxable entity	(606,690)	606,690	-	(431,904)	431,904	-
Net deferred tax assets / (liabilities)	1,871,987	(998,786)	873,201	1,447,135	(734,484)	712,651

The Company only offsets assets with liabilities for income tax when they are in the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At September 30, 2012 the deferred tax assets related to consolidated tax losses has an expected utilization as follows:

	09/30/2012	12/31/2011
2013	357,175	160,911
2014	74,606	74,606
2015	9,676	9,676
Beyond 2016 (i)	77,640	77,640
	519,097	322,833

(i) There is no expected realization that exceed the period of 10 years.

Part of the tax benefit corresponding to the tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as an asset, as management is unable to conclude to a sufficient degree of certainty that realization is probable.

The tax losses carried forward in relation to these unrecognized deferred tax assets are equivalent to approximately R$1.4 billion at September 30, 2012 (R$789,930 at December 31, 2011).The total unrecognized deferred tax assets related to tax losses carried forward for these subsidiaries amount to R$300,650 at September 30, 2012 (R$176,599 at December 31, 2011) for which the expiry term is on average five years.

The change in net deferred taxes recorded in the consolidated statement of financial position is detailed as follows:

Balance at December 31, 2011	712,651
Recognized in Income statement	306,881
Recognized in Equity	(146,331)
Balance at September 30, 2012	873,201

7. PROPERTY, PLANT AND EQUIPMENT

	09/30/2012					12/31/2011
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	3,700,452	11,724,073	2,527,726	1,866,130	19,818,381	16,448,080
Effect of movements in foreign exchange	126,292	441,078	82,458	24,797	674,625	614,968
Acquisitions through business combinations	367,167	297,981	36,056	6,482	707,686	8,687
Acquisitions	3,801	127,273	21,339	1,829,361	1,981,774	3,303,922
Disposals	(4,573)	(253,478)	(42,099)	-	(300,150)	(497,225)
Transfer to other asset categories	277,729	1,467,871	230,889	(2,065,545)	(89,056)	(72,191)
Others	153	(707)	(819)	2,810	1,437	12,140
Balance at end	4,471,021	13,804,091	2,855,550	1,664,035	22,794,697	19,818,381

Depreciation and Impairment
Balance at end of previous year	(1,460,127)	(7,247,088)	(1,845,956)	-	(10,553,171)	(9,415,782)
Effect of movements in foreign exchange	(50,292)	(313,948)	(61,542)	-	(425,782)	(359,948)
Depreciation	(95,444)	(802,730)	(219,540)	-	(1,117,714)	(1,256,749)
Impairment losses	-	(42,971)	-	-	(42,971)	(50,816)
Disposals	1,595	227,116	38,949	-	267,660	449,433
Transfer to other asset categories	8,966	14,900	16,770	-	40,636	78,037
Others	(1,871)	14	4,190	-	2,333	2,654
Balance at end	(1,597,173)	(8,164,707)	(2,067,129)	-	(11,829,009)	(10,553,171)
Carrying amount:
December 31, 2011	2,240,325	4,476,985	681,770	1,866,130	9,265,210	9,265,210
September 30, 2012	2,873,848	5,639,384	788,421	1,664,035	10,965,688

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

Capitalized borrowing costs on loans, directly attributable to the acquisition and construction of qualifying assets is mainly recognized on investments in Brazil. The interest capitalization rate used is 11.29% per year.

The Company leases plant and equipment and fixtures and fittings, accounted for as financial leases. The carrying amount of the leased assets was R$49,069 as of September 30, 2012 (R$29,716 as of December 31, 2011).

8. GOODWILL

	09/30/2012	12/31/2011

Balance at the end of previous year	17,454,019	17,441,756
Effect of movements in foreign exchange	44,674	11,521
Acquisitions through business combinations and non-controlling interest (i)	2,145,796	742
Others	7,676	-
Balance at the end of year	19,652,165	17,454,019

(i) The goodwill recognized in 2012, refers to the acquistion CND, Lugano and Lachaise by subsidiaries Ambev Bebidas, CRBS and Arosuco, respectively. The effect of these acquisitions is disclosed in the Note 22- Acquisitions of subsidiaries.

Annual impairment testing

The cash-generating unit to which the goodwill was allocated based on expected future profitability, is tested annually for impairment, or whenever there is an indication of impairment. As of September 30, 2012 the Company had not identified any indication that a cash-generating unit could be undervalued. The impairment test will be performed during the last quarter of the current year.

9. INTEREST-BEARING LOANS AND BORROWINGS

	09/30/2012	12/31/2011

Current liabilities
Secured bank loans	63,162	62,682
Unsecured bank loans	624,017	891,086
Debentures and unsecured bond issues	-	1,248,030
Other unsecured loans	14,382	2,470
Financial leasing	3,636	7,810
	705,197	2,212,078

Non-current liabilities
Secured bank loans	204,012	178,183
Unsecured bank loans	1,400,203	1,280,094
Debentures and unsecured bond issues	530,504	298,124
Other unsecured loans	148,747	133,034
Financial leasing	19,443	773
	2,302,909	1,890,208

The main changes in the period refer to the settlement on July 2, 2012, of the debenture issued on July 1, 2006, in the amount of R$1.2 billion.

Contract clauses (covenants)

During the period there were no significant changes in   contract clauses of loans and borrowings contracted by the Company.

As at September 30, 2012, the Company was in compliance with all its contractual obligations for its loans and financings.

10. PROVISIONS

	Balance as of December 31, 2011	Effect of changes in foreign exchange ates	Provisions made	Provisions used and reversed	Balance as of September 30, 2012

Restructuring
Non-current restruturing	8,384	1,065	-	(8,564)	885

Lawsuits tax, labor, civil and others
Civil	18,398	-	11,668	(17,240)	12,826
Taxes on sales	162,653	-	102,013	(36,944)	227,722
Income tax	117,901	(70)	28,582	(5,859)	140,554
Labor	195,026	-	128,752	(141,365)	182,413
Others	77,701	6,551	58,513	(33,344)	109,421
Total	571,679	6,481	329,528	(234,752)	672,936

Total provisions	580,063	7,546	329,528	(243,316)	673,821

	Total	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring
Non-current restruturing	885	708	177	-	-

Lawsuits tax, labor, civil and others
Civil	12,826	1,774	2,210	4,421	4,421
Taxes on sales	227,722	48,191	35,905	71,813	71,813
Income tax	140,554	17,567	24,597	49,195	49,195
Labor	182,413	37,036	29,075	58,151	58,151
Others	109,421	9,619	19,962	39,920	39,920
Total	672,936	114,187	111,749	223,500	223,500

Total provisions	673,821	114,895	111,926	223,500	223,500

The expected settlement was based on Management´s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

ICMS, IPI, PIS and COFINS

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment. The provisions for these taxes at September 30, 2012 are R$227,722 (R$162,653 at December 31, 2011).

Labor

The Company and its subsidiaries are involved in 4,948 labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges. The provisions for labor contingencies at September 30, 2012 was R$182,413 (R$195,026 at December 31, 2011).

Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

Lawsuits with possible likelihood of loss are disclosed in Note 21 - Contingencies.

11. CHANGES IN EQUITY

(a) Capital stock

Outstanding shares
(in thousand of shares)			09/30/2012	12/31/2011

	Preferred	Common	Total	Total
At the end of the previous year	1,366,662	1,751,135	3,117,797	3,104,361
Changes during the year	4,693	4,264	8,957	13,436
	1,371,355	1,755,399	3,126,754	3,117,797

Treasury shares
(in thousand of shares)			06/30/2012	12/31/2011
	Preferred	Common	Total	Total
At the end of the previous year	98	510	608	1,132
Changes during the year	(50)	(27)	(77)	(524)
	48	483	531	608

Our Common shares have the right to vote at shareholder meetings. Our Preferred shares are non-voting (except when established in law), but have priority in the return of capital in the event of liquidation and are entitled to a dividend premium of 10% over the amount paid to the Common shareholders. As determined by the statutes, the Company is required to distribute to its shareholders as a mandatory dividend in respect of each fiscal year ending on December 31 an amount not less than 35% of our net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Changes in equity during the period of 2012

In the Board of Directors meeting held on July 26, 2012, after verification of the subscription and payment by the shareholders of the Company, of 4,264 thousand newly issued Common shares and 3,328 thousand newly issued Preferred shares, issued pursuant to the General Shareholders’ Meeting held on April 27, 2012,the meeting  ratified an increase in the capital stock of the Company of R$432,285 and allocated R$318 to the Gain on shares issued capital reserve. The newly issued shares will participate in equal conditions to the other shares in all benefits and advantages that may be declared as from the date hereof.

Additionally, a capital increase was approved of R$1,619, with no issuance of shares and within the authorized capital limit, in accordance with Section 9 of the By-Laws, by means of the capitalization of the Investment Reserve account.

As a result of these resolutions, capital stock was increased to R$12,176,962, divided into 3,126,754 thousand shares, being 1,755,399 thousand Common shares and 1,371,355 thousand Preferred shares.

The Board of Directors at a meeting held on May 30, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase of R$20,390, upon issuance of 1,034 thousand new Preferred shares, the average issuance price of R$ 19,71 per share without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan applicable. Thus, the Company’s capital stock increased from R$ 11,722,667 to R$ 11,743,057, divided into 3,119,162  shares, of which 1,751,135 are Common shares and 1,368,027  are Preferred shares, without par value.

The Extraordinary General Meeting held on April 27, 2012, approved the following destinations to capital

i)  Capital increase of R$110,964, without issue of new shares, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the Special Reserve of Goodwill in fiscal year 2011.

ii) Capital increase of R$3,290,295, without issue of new shares, through the partial capitalization of the Investments Reserve balance on the Equity of the Company.

The Board of Directors at a meeting held on March 22, 2012, approved and ratified, within the Company’s limit of authorized capital, in accordance with article 9 of its By-laws, as well as article 168 of Law n. 6,404/76, as amended, a capital increase of R$17,472, upon issuance of 330 thousand new Preferred shares, without preemptive rights, pursuant to paragraph 3 of article 171 of Law n. 6,404/76 and the rules established under the Stock Option Plan currently in force, fully subscribed by the beneficiaries of the options granted in connection with the Company’s First Stock Option Program for 2012. Thus, the Company’s capital stock increased from R$ 8,303,936 to R$ 8,321,408, divided into 3,118,128 shares, of which 1,751,135 are Common shares and 1,366,992 are Preferred shares, without par value.

Changes in equity during the period of 2011

The Board of Directors meeting held on July 18, 2011, approved by unanimous vote, the full subscription and payment by the shareholders, of 7,247 thousand new Common shares and 5,654 thousand Preferred shares issued pursuant to a resolution of the Extraordinary General Meeting held on April 29, 2011, representing a capital increase of R$528,505, increasing capital stock to R$8,299,059, which is divided into 3,117,710 thousand shares, 1,751,135 thousand Common shares and 1,366,575 thousand Preferred shares, without par value, An amount of R$277 was appropriated to a capital reserve (Reserve for gain/losses on share subscription), which is included in Others in the Statement of Changes in Equity.

The Extraordinary General Meeting held on April 29, 2011, approved the following destinations to capital:

i)   Capital increase proposal of R$317,814 by means of the issuance of 5,364 thousand Common shares and 2,553 thousand Preferred shares, in favor of Interbrew International B.V. and AmBrew S/A, Company holdings, to be paid up by means of the capitalization of 70% of the tax benefit resulting from the partial amortization of the special premium reserve during the fiscal year of 2010 which was ratified by the Board of Directors Meeting held on July 18, 2011.

ii)  Capital increase of R$136,206 increase, increasing share capital from R$ 7,634,348 to R$ 7,770,554, corresponding to 30% of the capitalization of tax benefit realized by the Company upon the partial amortization of the Special Reserve of Goodwill in fiscal year 2010, without issue of new shares.

A capital increase of R$20,568 was  approved and ratified, pursuant  to  Article 9 of  its  Bylaws, and  Article  168  of Law No. 6,404/76, as  amended on March 28, 2011 through the issuance  of  448 thousand Preferred shares, without right of preference,  pursuant  to  §  3  of article 171 of  Law No. 6,404/76  and  the statutes of the Company's present Stock Option Plan. These were fully subscribed by the beneficiaries  of the options granted under  the Company’s Option Share Program for 2011. Thus,  the  Company’s capital increased from R$7,613,780 to R$7,634,348  represented by 3,104,809  thousand shares,  of which 1,743,889 thousand are Common shares  and  are 1,360,920  thousand Preferred shares, with no par value.

(b) Authorized capital

The Company is authorized to increase its capital stock up to 3,500,000 thousand shares, regardless of by-law amendment, upon the Board of Directors’ resolution, which may resolve on the payment terms and conditions, characteristics of shares to be issued and issuance price, and also establish whether the capital stock shall be increased by means of public or private subscription.

(c) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the Company’s shareholders equity (as adjusted) multiplied by the long-term interest rate (“TJLP”). The TJLP is the long-term interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Events during the period of 2012:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Common	0.6000	1,050,375	(i)
Board of Directors Meeting	02/17/2012	Dividends	04/10/2012	Preferred	0.6600	901,928	(i)
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Common	0.2140	374,634
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Preferred	0.2354	321,689
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Common	0.0500	87,532
Board of Directors Meeting	05/30/2012	Dividends	07/27/2012	Preferred	0.0550	75,226
Board of Directors Meeting	09/18/2012	Dividends	10/15/2012	Common	0.4200	737,065
Board of Directors Meeting	09/18/2012	Dividends	10/15/2012	Preferred	0.4620	633,544
						4,181,993

Board of Directors Meeting	02/17/2012	Interest on shareholder's equity	04/10/2012	Common	0.1800	315,113
Board of Directors Meeting	02/17/2012	Interest on shareholder's equity	04/10/2012	Preferred	0.1980	270,578
Board of Directors Meeting	05/30/2012	Interest on shareholder's equity	07/27/2012	Common	0.1200	210,077
Board of Directors Meeting	05/30/2012	Interest on shareholder's equity	07/27/2012	Preferred	0.1320	180,541
Board of Directors Meeting	09/18/2012	Interest on shareholder's equity	10/15/2012	Common	0.1100	193,041
Board of Directors Meeting	09/18/2012	Interest on shareholder's equity	10/15/2012	Preferred	0.1210	165,928
						1,335,278

(i) These dividends refer to the total amount approved for distribution in the period, and that were accrued in fiscal year of 2011.

Events during the period of 2011:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/28/2011	Dividends	03/22/2011	Common	0.5600	976,280
Board of Directors Meeting	02/28/2011	Dividends	03/22/2011	Preferred	0.6160	837,594
Board of Directors Meeting	06/27/2011	Dividends	08/05/2011	Common	0.1400	244,085
Board of Directors Meeting	06/27/2011	Dividends	08/05/2011	Preferred	0.1540	209,547
Board of Directors Meeting	09/19/2011	Dividends	11/18/2011	Common	0.6220	1,088,885
Board of Directors Meeting	09/19/2011	Dividends	11/18/2011	Preferred	0.6842	934,770
						4,291,161

Board of Directors Meeting	06/27/2011	Interest on shareholder's equity	08/05/2011	Common	0.2500	435,866
Board of Directors Meeting	06/27/2011	Interest on shareholder's equity	08/05/2011	Preferred	0.2750	374,193
Board of Directors Meeting	09/19/2011	Interest on shareholder's equity	11/18/2011	Common	0.1000	175,062
Board of Directors Meeting	09/19/2011	Interest on shareholder's equity	11/18/2011	Preferred	0.1100	150,285
						1,135,406	(i)

(i) The amount of interest on shareholder’s equity refers to the total amount approved for distribution in the year, of which R$72,126 was accrued in fiscal year of 2010.

(d) Hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 19).

(e) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations.

(f) Actuarial gains and losses

The actuarial gains and losses comprise the difference between estimates (assumptions) and actual experience in a pension plan, accordingly, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by management, based on an independent actuarial report.

(g) Share-based payment

Different Stock Option Plans permit the Company’s senior management and members of the board to acquire shares of the Company.

The share-based payment reserve recorded a charge of R$106,004 and R$85,428 as at September 30, 2012 and 2011, respectively (Note 18).

(h) Treasury shares

The treasury shares comprise reacquired shares held by the Company. The gains and losses related to Stock Option Plans transactions and resale of treasury shares are recorded in the Result on Treasury Shares reserve.

Change in treasury shares in thousand of Brazilian Reais, for the years ended	09/30/2012	09/30/2011

At the begining of the year	2,750	(4,429)
Shares reacquired in accordance with the stock option plan	(20,230)	(29,955)
Shared-based payments - transfer	22,775	27,022
Shares - FINOR	-	(2,988)
Shares plans	1,188	955
At the end of the year	6,483	(9,395)

(i) Tax incentives

The Company participates in ICMS VAT tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote the expansion of employment, regional decentralization, complementation and diversification of the state’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

Some States and Public Prosecutors have filed Direct Actions of Unconstitutionality (ADIs) in the Supreme Court to challenge the constitutionality of certain State laws imposing tax incentive programs unilaterally, without the prior approval of CONFAZ (the Council formed by all the 27 Treasury Secretaries).

The portion of the expected income for the period relating to tax incentives, which will be used for the profit reserve at the close of the period ended December 31, 2012, and are therefore not available as a basis for distribution of dividends, is composed of:

(Expressed in thousand of Brazilian Reais)
	09/30/2012	09/30/2011

ICMS (Brazilian State value added)	369,148	286,041
Income tax	66,324	231,935
	435,472	517,976

12. SEGMENT REPORTING

Segment information is presented in geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company's management structure and the information reported to the main decision maker are structured in a similar fashion. Ambev operates its business through three areas identified as reportable segments (Latin America - North, Latin America - South and Canada). The performance information by business units (Beer and CSD), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables below. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before exceptional item adjustments.

The information is presented in thousands of Brazilian Reais, except for volumes, which are presented in thousands of hectoliters.

(a) Reportable segments - For the Nine-month periods ended:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Volume	89,083	85,209	23,885	23,816	7,171	7,872	120,139	116,898

Net sales	15,239,363	13,198,788	3,858,338	2,923,155	2,999,438	2,626,335	22,097,139	18,748,278
Cost of sales	(4,877,901)	(4,297,862)	(1,513,804)	(1,170,390)	(843,364)	(787,701)	(7,235,069)	(6,255,953)
Gross profit	10,361,462	8,900,926	2,344,534	1,752,765	2,156,074	1,838,634	14,862,070	12,492,325
Sales and marketing expenses	(3,685,049)	(3,195,429)	(766,504)	(578,850)	(920,060)	(794,402)	(5,371,613)	(4,568,681)
Administrative expenses	(908,140)	(617,629)	(138,599)	(98,857)	(104,732)	(94,139)	(1,151,471)	(810,625)
Other operating income/(expenses)	559,449	464,862	(4,360)	(8,914)	5,245	7,967	560,334	463,915
Normalized income from operations (normalized EBIT)	6,327,722	5,552,730	1,435,071	1,066,144	1,136,527	958,060	8,899,323	7,576,934
Special items	(36,410)	43,073	-	(6,477)	-	-	(36,410)	36,596
Income from operations (EBIT)	6,291,312	5,595,803	1,435,071	1,059,667	1,136,527	958,060	8,862,910	7,613,530
Net finance cost	(530,859)	(227,217)	(41,087)	(72,384)	(642)	(77,582)	(572,588)	(377,183)
Share of result of associates	-	-	-	94	91	134	91	228
Income before income tax	5,760,453	5,368,586	1,393,984	987,377	1,135,976	880,612	8,290,413	7,236,575
Income tax expense	(677,915)	(995,787)	(390,210)	(283,607)	(364,365)	(301,609)	(1,432,490)	(1,581,003)
Net income	5,082,538	4,372,799	1,003,774	703,770	771,611	579,003	6,857,923	5,655,572

Normalized EBITDA	7,263,440	6,283,934	1,667,985	1,273,065	1,235,967	1,077,938	10,167,392	8,634,937
Special items	(36,410)	43,073	-	(6,477)	-	-	(36,410)	36,596
Depreciation, amortization and impairment	(935,726)	(731,204)	(232,914)	(206,921)	(99,441)	(119,878)	(1,268,081)	(1,058,003)
Net finance costs	(530,859)	(227,217)	(41,087)	(72,384)	(642)	(77,582)	(572,588)	(377,183)
Share of results of associates	-	-	-	94	91	134	91	228
Income tax expense	(677,915)	(995,787)	(390,210)	(283,607)	(364,365)	(301,609)	(1,432,490)	(1,581,003)
Net income	5,082,538	4,372,799	1,003,774	703,770	771,611	579,003	6,857,923	5,655,572

Normalized EBITDA margin in %	47.7%	47.6%	43.2%	43.6%	41.2%	41.0%	46.0%	46.1%

Acquisition of property, plant and equipment	1,613,576	2,271,053	332,884	247,911	77,446	74,523	2,023,906	2,593,487
Additions to / (reversals of) provisions	192,272	101,536	3,268	1,253	12,337	14,656	207,877	117,445
Full time employee	38,291	31,993	8,253	8,009	4,893	4,635	51,437	44,637

	09/30/2012	12/31/2011	09/30/2012	12/31/2011	09/30/2012	12/31/2011	09/30/2012	12/31/2011

Segment assets	18,932,462	13,923,501	6,455,999	5,959,708	17,356,430	17,062,124	42,744,891	36,945,333
Intersegment elimination							(1,572,452)	(1,305,035)
Non-segmented assets							8,219,107	10,499,120
Total assets							49,391,546	46,139,418

Segment liabilities	12,202,708	11,191,721	2,385,649	2,311,841	2,705,805	2,432,053	17,294,162	15,935,615
Intersegment elimination							(1,572,452)	(1,305,035)
Non-segmented liabilities							33,669,836	31,508,838
							49,391,546	46,139,418

 (i) Latin America – North: includes operations in Brazil and HILA-ex: Ecuador, Guatemala, Dominican Republic and Peru.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(b) Additional information – by Business unit - Nine-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	Beer		Soft drink		Total
	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Volume	64,442	61,530	24,641	23,679	89,083	85,209

Net sales	12,583,136	10,944,866	2,656,227	2,253,922	15,239,363	13,198,788
Cost of sales	(3,665,725)	(3,228,854)	(1,212,176)	(1,069,008)	(4,877,901)	(4,297,862)
Gross profit	8,917,411	7,716,012	1,444,051	1,184,914	10,361,462	8,900,926
Sales and marketing expenses	(3,112,067)	(2,716,475)	(572,982)	(478,954)	(3,685,049)	(3,195,429)
Administrative expenses	(797,035)	(553,765)	(111,104)	(63,864)	(908,139)	(617,629)
Other operating income/(expenses)	400,431	363,845	159,018	101,017	559,449	464,862
Normalized income from operations (normalized EBIT)	5,408,739	4,809,617	918,984	743,113	6,327,723	5,552,730
Special items	(34,665)	32,115	(1,745)	10,958	(36,410)	43,073
Income from operations (EBIT)	5,374,074	4,841,732	917,239	754,071	6,291,313	5,595,803
Net finance cost	(530,857)	(227,217)	-	-	(530,857)	(227,217)
Share of result of associates	-	-	-	-	-	-
Income before income tax	4,843,217	4,614,515	917,239	754,071	5,760,456	5,368,586
Income tax expense	(677,915)	(995,787)	-	-	(677,915)	(995,787)
Net income	4,165,302	3,618,728	917,239	754,071	5,082,541	4,372,799

Normalized EBITDA	6,143,934	5,363,606	1,119,506	920,331	7,263,440	6,283,937
Special items	(34,665)	32,115	(1,745)	10,958	(36,410)	43,073
Depreciation, amortization and impairment	(735,196)	(553,989)	(200,522)	(177,218)	(935,718)	(731,207)
Net finance costs	(530,857)	(227,217)	-	-	(530,857)	(227,217)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(677,915)	(995,787)	-	-	(677,915)	(995,787)
Net income	4,165,302	3,618,728	917,239	754,071	5,082,541	4,372,799

Normalized EBITDA margin in %	48.8%	49.0%	42.1%	40.8%	47.7%	47.6%

	Brazil
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Volume	61,191	59,821	21,674	20,686	82,864	80,507

Net sales	12,027,350	10,786,184	2,351,053	2,057,248	14,378,403	12,843,432
Cost of sales	(3,377,995)	(3,140,431)	(1,017,150)	(925,398)	(4,395,145)	(4,065,829)
Gross profit	8,649,355	7,645,753	1,333,903	1,131,850	9,983,258	8,777,603
Sales and marketing expenses	(2,924,195)	(2,622,752)	(467,107)	(408,079)	(3,391,302)	(3,030,831)
Administrative expenses	(734,072)	(537,208)	(76,701)	(45,839)	(810,773)	(583,047)
Other operating income/(expenses)	399,725	365,239	158,566	101,680	558,291	466,919
Normalized income from operations (normalized EBIT)	5,390,813	4,851,032	948,661	779,612	6,339,474	5,630,644
Special items	(19,079)	32,115	-	10,958	(19,079)	43,073
Income from operations (EBIT)	5,371,734	4,883,147	948,661	790,570	6,320,395	5,673,717
Net finance cost	(500,073)	(218,162)	-	-	(500,073)	(218,162)
Share of result of associates	-	-	-	-	-	-
Income before income tax	4,871,661	4,664,985	948,661	790,570	5,820,322	5,455,555
Income tax expense	(654,260)	(991,092)	-	-	(654,260)	(991,092)
Net income	4,217,401	3,673,893	948,661	790,570	5,166,062	4,464,463

Normalized EBITDA	6,058,986	5,383,591	1,117,192	936,799	7,176,178	6,320,390
Special items	(19,079)	32,115	-	10,958	(19,079)	43,073
Depreciation, amortization and impairment	(668,173)	(532,559)	(168,531)	(157,187)	(836,704)	(689,746)
Net finance costs	(500,073)	(218,162)	-	-	(500,073)	(218,162)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(654,260)	(991,092)	-	-	(654,260)	(991,092)
Net income	4,217,401	3,673,893	948,661	790,570	5,166,062	4,464,463

Normalized EBITDA margin in %	50.4%	49.9%	47.5%	45.5%	49.9%	49.2%

	HILA-ex
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Volume	3,251	1,709	2,968	2,993	6,219	4,702

Net sales	555,786	158,682	305,174	196,674	860,960	355,356
Cost of sales	(287,730)	(88,423)	(195,026)	(143,610)	(482,756)	(232,033)
Gross profit	268,056	70,259	110,148	53,064	378,204	123,323
Sales and marketing expenses	(187,872)	(93,723)	(105,875)	(70,875)	(293,747)	(164,598)
Administrative expenses	(62,963)	(16,557)	(34,403)	(18,025)	(97,366)	(34,582)
Other operating income/(expenses)	706	(1,394)	452	(663)	1,158	(2,057)
Normalized income from operations (normalized EBIT)	17,928	(41,415)	(29,677)	(36,499)	(11,749)	(77,914)
Special items	(15,586)	-	(1,745)	-	(17,331)	-
Income from operations (EBIT)	2,340	(41,415)	(31,422)	(36,499)	(29,082)	(77,914)
Net finance cost	(30,784)	(9,055)	-	-	(30,784)	(9,055)
Share of result of associates	-	-	-	-	-	-
Income before income tax	(28,444)	(50,470)	(31,422)	(36,499)	(59,866)	(86,969)
Income tax expense	(23,655)	(4,695)	-	-	(23,655)	(4,695)
Net income	(52,099)	(55,165)	(31,422)	(36,499)	(83,521)	(91,664)

Normalized EBITDA	84,948	(19,985)	2,314	(16,468)	87,262	(36,453)
Special items	(15,586)	-	(1,745)	-	(17,331)	-
Depreciation, amortization and impairment	(67,023)	(21,430)	(31,991)	(20,031)	(99,014)	(41,461)
Net finance costs	(30,784)	(9,055)	-	-	(30,784)	(9,055)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(23,655)	(4,695)	-	-	(23,655)	(4,695)
Net income	(52,099)	(55,165)	(31,422)	(36,499)	(83,521)	(91,664)

Normalized EBITDA margin in %	15.3%	-12.6%	0.8%	-8.4%	10.1%	-10.3%

	Latin America - south
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Volume	14,875	14,773	9,010	9,043	23,885	23,816

Net sales	2,803,424	2,133,252	1,054,914	789,903	3,858,338	2,923,155
Cost of sales	(874,142)	(678,685)	(639,662)	(491,705)	(1,513,804)	(1,170,390)
Gross profit	1,929,282	1,454,567	415,252	298,198	2,344,534	1,752,765
Sales and marketing expenses	(510,620)	(395,102)	(255,884)	(183,748)	(766,504)	(578,850)
Administrative expenses	(114,203)	(89,844)	(24,396)	(9,013)	(138,599)	(98,857)
Other operating income/(expenses)	(7,750)	(16,779)	3,390	7,865	(4,360)	(8,914)
Normalized income from operations (normalized EBIT)	1,296,709	952,842	138,362	113,302	1,435,071	1,066,144
Special items	-	(6,477)	-	-	-	(6,477)
Income from operations (EBIT)	1,296,709	946,365	138,362	113,302	1,435,071	1,059,667
Net finance cost	(40,287)	(71,919)	(800)	(465)	(41,087)	(72,384)
Share of result of associates	-	94	-	-	-	94
Income before income tax	1,256,422	874,540	137,562	112,837	1,393,984	987,377
Income tax expense	(388,715)	(282,250)	(1,495)	(1,357)	(390,210)	(283,607)
Net income	867,707	592,290	136,067	111,480	1,003,774	703,770

Normalized EBITDA	1,481,634	1,116,531	186,351	156,534	1,667,985	1,273,065
Special items	-	(6,477)	-	-	-	(6,477)
Depreciation, amortization and impairment	(184,925)	(163,689)	(47,989)	(43,232)	(232,914)	(206,921)
Net finance costs	(40,287)	(71,919)	(800)	(465)	(41,087)	(72,384)
Share of results of associates	-	94	-	-	-	94
Income tax expense	(388,715)	(282,250)	(1,495)	(1,357)	(390,210)	(283,607)
Net income	867,707	592,290	136,067	111,480	1,003,774	703,770

Normalized EBITDA margin in %	52.9%	52.3%	17.7%	19.8%	43.2%	43.6%

	Canada
	09/30/2012		09/30/2011
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	7,171	7,171	7,872	7,872

Net sales	2,999,438	2,999,438	2,626,335	2,626,335
Cost of sales	(843,364)	(843,364)	(787,701)	(787,701)
Gross profit	2,156,074	2,156,074	1,838,634	1,838,634
Sales and marketing expenses	(920,060)	(920,060)	(794,402)	(794,402)
Administrative expenses	(104,732)	(104,732)	(94,139)	(94,139)
Other operating income/(expenses)	5,245	5,245	7,967	7,967
Normalized income from operations (normalized EBIT)	1,136,527	1,136,527	958,060	958,060
Income from operations (EBIT)	1,136,527	1,136,527	958,060	958,060
Net finance cost	(642)	(642)	(77,582)	(77,582)
Share of result of associates	91	91	134	134
Income before income tax	1,135,976	1,135,976	880,612	880,612
Income tax expense	(364,365)	(364,365)	(301,609)	(301,609)
Net income	771,611	771,611	579,003	579,003

Normalized EBITDA	1,235,968	1,235,968	1,077,938	1,077,938
Depreciation, amortization and impairment	(99,441)	(99,441)	(119,878)	(119,878)
Net finance costs	(642)	(642)	(77,582)	(77,582)
Share of results of associates	91	91	134	134
Income tax expense	(364,365)	(364,365)	(301,609)	(301,609)
Net income	771,611	771,611	579,003	579,003

Normalized EBITDA margin in %	41.2%	41.2%	41.0%	41.0%

(c) Reportable segments - Three-month period ended:

	Latin America - north (i)		Latin America - south (ii)		Canada		Consolidated
(Expressed in thousand of Brazilian Reais)	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Volume	30,517	29,586	7,349	7,522	2,664	2,811	40,530	39,920

Net sales	5,531,110	4,475,301	1,334,763	939,717	1,170,149	959,516	8,036,022	6,374,534
Cost of sales	(1,765,384)	(1,467,360)	(524,171)	(387,067)	(332,377)	(275,833)	(2,621,932)	(2,130,260)
Gross profit	3,765,726	3,007,941	810,592	552,650	837,772	683,683	5,414,090	4,244,274
Sales and marketing expenses	(1,240,862)	(1,089,271)	(269,894)	(195,379)	(309,941)	(259,386)	(1,820,697)	(1,544,036)
Administrative expenses	(418,363)	(219,267)	(54,678)	(31,512)	(31,812)	(27,605)	(504,853)	(278,384)
Other operating income/(expenses)	242,714	167,660	8,460	(1,999)	683	1,452	251,857	167,113
Normalized income from operations (normalized EBIT)	2,349,215	1,867,063	494,480	323,760	496,702	398,144	3,340,398	2,588,967
Special items	(9,636)	43,073	-	(1,185)	-	-	(9,636)	41,888
Income from operations (EBIT)	2,339,579	1,910,136	494,480	322,575	496,702	398,144	3,330,761	2,630,855
Net finance cost	(297,765)	(235,409)	(46,793)	(58,306)	286	(12,625)	(344,272)	(306,340)
Share of result of associates	1	-	-	(2)	31	121	32	119
Income before income tax	2,041,815	1,674,727	447,687	264,267	497,019	385,640	2,986,521	2,324,634
Income tax expense	(177,767)	(399,388)	(132,826)	(81,740)	(142,284)	(139,669)	(452,877)	(620,797)
Net income	1,864,048	1,275,339	314,861	182,527	354,735	245,971	2,533,644	1,703,837

Normalized EBITDA	2,692,904	2,120,790	573,477	393,038	535,091	438,975	3,801,472	2,952,803
Special items	(9,636)	43,073	-	(1,185)	-	-	(9,636)	41,888
Depreciation, amortization and impairment	(343,696)	(253,727)	(78,997)	(69,278)	(38,390)	(40,831)	(461,083)	(363,836)
Net finance costs	(297,765)	(235,409)	(46,793)	(58,306)	286	(12,625)	(344,272)	(306,340)
Share of results of associates	1	-	-	(2)	31	121	32	119
Income tax expense	(177,767)	(399,388)	(132,826)	(81,740)	(142,284)	(139,669)	(452,877)	(620,797)
Net income	1,864,048	1,275,339	314,861	182,527	354,735	245,971	2,533,644	1,703,837

Normalized EBITDA margin in %	48.7%	47.4%	43.0%	41.8%	45.7%	45.7%	47.3%	46.3%

Acquisition of property, plant and equipment	788,167	806,228	166,434	108,430	34,205	22,847	988,806	937,505
Additions to / (reversals of) provisions	77,309	16,867	1,424	209	635	6,849	79,368	23,925
Full time employee	38,291	31,993	8,253	8,009	4,893	4,635	51,437	44,637

(d) Additional information – by business unit – Three-month period ended:

	Latin America - north
(Expressed in thousand of Brazilian Reais)	Beer		Soft drink		Total
	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Volume	22,138	21,227	8,379	8,359	30,517	29,586

Net sales	4,571,341	3,663,239	959,769	812,062	5,531,110	4,475,301
Cost of sales	(1,348,758)	(1,102,861)	(416,626)	(364,499)	(1,765,384)	(1,467,360)
Gross profit	3,222,583	2,560,378	543,143	447,563	3,765,726	3,007,941
Sales and marketing expenses	(1,042,337)	(912,923)	(198,525)	(176,348)	(1,240,862)	(1,089,271)
Administrative expenses	(361,681)	(194,119)	(56,681)	(25,148)	(418,362)	(219,267)
Other operating income/(expenses)	158,041	131,361	84,673	36,299	242,714	167,660
Normalized income from operations (normalized EBIT)	1,976,605	1,584,697	372,611	282,366	2,349,216	1,867,063
Special items	(8,791)	32,115	(845)	10,958	(9,636)	43,073
Income from operations (EBIT)	1,967,814	1,616,812	371,766	293,324	2,339,580	1,910,136
Net finance cost	(297,763)	(235,409)	-	-	(297,763)	(235,409)
Share of result of associates	1	-	-	-	1	-
Income before income tax	1,670,052	1,381,403	371,766	293,324	2,041,818	1,674,727
Income tax expense	(177,767)	(399,388)	-	-	(177,767)	(399,388)
Net income	1,492,285	982,015	371,766	293,324	1,864,051	1,275,339

Normalized EBITDA	2,250,206	1,777,763	442,698	343,030	2,692,904	2,120,793
Special items	(8,791)	32,115	(845)	10,958	(9,636)	43,073
Depreciation, amortization and impairment	(273,601)	(193,066)	(70,087)	(60,664)	(343,688)	(253,730)
Net finance costs	(297,763)	(235,409)	-	-	(297,763)	(235,409)
Share of results of associates	1	-	-	-	1	-
Income tax expense	(177,767)	(399,388)	-	-	(177,767)	(399,388)
Net income	1,492,285	982,015	371,766	293,324	1,864,051	1,275,339

Normalized EBITDA margin in %	49.2%	48.5%	46.1%	42.2%	48.7%	47.4%

	Brazil
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Volume	20,660	20,623	7,424	7,392	28,084	28,015

Net sales	4,299,281	3,628,860	831,882	727,379	5,131,163	4,356,239
Cost of sales	(1,211,390)	(1,072,355)	(348,640)	(317,504)	(1,560,030)	(1,389,859)
Gross profit	3,087,891	2,556,505	483,242	409,875	3,571,133	2,966,380
Sales and marketing expenses	(966,138)	(885,370)	(157,710)	(151,621)	(1,123,848)	(1,036,991)
Administrative expenses	(319,923)	(187,763)	(39,891)	(17,990)	(359,814)	(205,753)
Other operating income/(expenses)	158,407	132,812	84,439	37,543	242,846	170,355
Normalized income from operations (normalized EBIT)	1,960,237	1,616,184	370,080	277,807	2,330,317	1,893,991
Special items	-	32,115	-	10,958	-	43,073
Income from operations (EBIT)	1,960,237	1,648,299	370,080	288,765	2,330,317	1,937,064
Net finance cost	(282,099)	(230,838)	-	-	(282,099)	(230,838)
Share of result of associates	1	-	-	-	1	-
Income before income tax	1,678,139	1,417,461	370,080	288,765	2,048,219	1,706,226
Income tax expense	(156,160)	(399,147)	-	-	(156,160)	(399,147)
Net income	1,521,979	1,018,314	370,080	288,765	1,892,059	1,307,079

Normalized EBITDA	2,199,305	1,802,000	426,827	331,480	2,626,132	2,133,480
Special items	-	32,115	-	10,958	-	43,073
Depreciation, amortization and impairment	(239,068)	(185,816)	(56,747)	(53,673)	(295,815)	(239,489)
Net finance costs	(282,099)	(230,838)	-	-	(282,099)	(230,838)
Share of results of associates	1	-	-	-	1	-
Income tax expense	(156,160)	(399,147)	-	-	(156,160)	(399,147)
Net income	1,521,979	1,018,314	370,080	288,765	1,892,059	1,307,079

Normalized EBITDA margin in %	51.2%	49.7%	51.3%	45.6%	51.2%	49.0%

	HILA-ex
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Volume	1,478	604	955	968	2,433	1,572

Net sales	272,060	34,379	127,887	84,683	399,947	119,062
Cost of sales	(137,368)	(30,506)	(67,986)	(46,995)	(205,354)	(77,501)
Gross profit	134,691	3,873	59,901	37,688	194,593	41,561
Sales and marketing expenses	(76,199)	(27,553)	(40,815)	(24,727)	(117,014)	(52,280)
Administrative expenses	(41,758)	(6,356)	(16,790)	(7,158)	(58,548)	(13,514)
Other operating income/(expenses)	(366)	(1,451)	234	(1,244)	(132)	(2,695)
Normalized income from operations (normalized EBIT)	16,368	(31,487)	2,531	4,559	18,899	(26,928)
Special items	(8,791)	-	(845)	-	(9,636)	-
Income from operations (EBIT)	7,577	(31,487)	1,686	4,559	9,263	(26,928)
Net finance cost	(15,664)	(4,571)	-	-	(15,664)	(4,571)
Share of result of associates	-	-	-	-	-	-
Income before income tax	-	-	-	-	-	-
Income tax expense	(21,607)	(241)	-	-	(21,607)	(241)
Net income	(29,694)	(36,299)	1,686	4,559	(28,008)	(31,740)

Normalized EBITDA	50,901	(24,237)	15,871	11,550	66,772	(12,687)
Special items	(8,791)	-	(845)	-	(9,636)	-
Depreciation, amortization and impairment	(34,533)	(7,250)	(13,340)	(6,991)	(47,873)	(14,241)
Net finance costs	(15,664)	(4,571)	-	-	(15,664)	(4,571)
Share of results of associates	-	-	-	-	-	-
Income tax expense	(21,607)	(241)	-	-	(21,607)	(241)
Net income	(29,694)	(36,299)	1,686	4,559	(28,008)	(31,740)

Normalized EBITDA margin in %	18.7%	-70.5%	12.4%	13.6%	16.7%	-10.7%

	Latin America - south
	Beer		Soft drink		Total
(Expressed in thousand of Brazilian Reais)	09/30/2012	09/30/2011	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Volume	4,570	4,568	2,779	2,954	7,349	7,522

Net sales	974,458	675,504	360,305	264,213	1,334,763	939,717
Cost of sales	(310,460)	(226,385)	(213,711)	(160,682)	(524,171)	(387,067)
Gross profit	663,998	449,119	146,594	103,531	810,592	552,650
Sales and marketing expenses	(177,773)	(134,468)	(92,121)	(60,911)	(269,894)	(195,379)
Administrative expenses	(45,184)	(28,470)	(9,494)	(3,042)	(54,678)	(31,512)
Other operating income/(expenses)	6,594	(7,234)	1,866	5,235	8,460	(1,999)
Normalized income from operations (normalized EBIT)	447,635	278,947	46,845	44,813	494,480	323,760
Special items	-	(1,185)	-	-	-	(1,185)
Income from operations (EBIT)	447,635	277,762	46,845	44,813	494,480	322,575
Net finance cost	(46,596)	(58,209)	(197)	(97)	(46,793)	(58,306)
Share of result of associates	-	(2)	-	-	-	(2)
Income before income tax	401,039	219,551	46,648	44,716	447,687	264,267
Income tax expense	(132,290)	(81,307)	(536)	(433)	(132,826)	(81,740)
Net income	268,749	138,244	46,112	44,283	314,861	182,527

Normalized EBITDA	511,495	333,756	61,982	59,282	573,477	393,038
Special items	-	(1,185)	-	-	-	(1,185)
Depreciation, amortization and impairment	(63,860)	(54,810)	(15,137)	(14,468)	(78,997)	(69,278)
Net finance costs	(46,596)	(58,209)	(197)	(97)	(46,793)	(58,306)
Share of results of associates	-	(2)	-	-	-	(2)
Income tax expense	(132,290)	(81,307)	(536)	(433)	(132,826)	(81,740)
Net income	268,749	138,244	46,112	44,283	314,861	182,527

Normalized EBITDA margin in %	52.5%	49.4%	17.2%	22.4%	43.0%	41.8%

	Canada
	09/30/2012		09/30/2011
(Expressed in thousand of Brazilian Reais)	Beer	Total	Beer	Total

Volume	2,664	2,664	2,811	2,811

Net sales	1,170,149	1,170,149	959,516	959,516
Cost of sales	(332,377)	(332,377)	(275,833)	(275,833)
Gross profit	837,772	837,772	683,683	683,683
Sales and marketing expenses	(309,941)	(309,941)	(259,386)	(259,386)
Administrative expenses	(31,812)	(31,812)	(27,605)	(27,605)
Other operating income/(expenses)	683	683	1,452	1,452
Normalized income from operations (normalized EBIT)	496,702	496,702	398,144	398,144
Special items	-	-	-	-
Income from operations (EBIT)	496,702	496,702	398,144	398,144
Net finance cost	286	286	(12,625)	(12,625)
Share of result of associates	31	31	121	121
Income before income tax	497,019	497,019	385,640	385,640
Income tax expense	(142,284)	(142,284)	(139,669)	(139,669)
Net income	354,735	354,735	245,971	245,971

Normalized EBITDA	535,092	535,092	438,975	438,975
Depreciation, amortization and impairment	(38,390)	(38,390)	(40,831)	(40,831)
Net finance costs	286	286	(12,625)	(12,625)
Share of results of associates	31	31	121	121
Income tax expense	(142,284)	(142,284)	(139,669)	(139,669)
Net income	354,735	354,735	245,971	245,971

Normalized EBITDA margin in %	45.7%	45.7%	45.7%	45.7%

13. REVENUE

The reconciliation of gross sales to net sales is as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Gross sales	43,602,546	36,555,319	15,767,260	12,708,463
Deductions from gross revenue	(21,505,407)	(17,807,041)	(7,731,238)	(6,333,929)
	22,097,139	18,748,278	8,036,022	6,374,534

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as a reduction of revenue when separately identifiable.

14. OTHER OPERATING INCOME / (EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Government grants/NPV of long term fiscal incentives	476,234	375,895	209,559	130,865
Tax recovery	-	19,868	-	16,971
(Additions to )/reversal of provisions	(24,633)	19,239	(12,842)	2,975
Net gain on disposal of property, plant and equipment and intangible assets	6,984	7,514	10,988	2,323
Net rental income	1,904	3,175	693	1,181
Net other operating income	99,845	38,224	43,459	12,798
	560,334	463,915	251,857	167,113

Government grants are related to ICMS (Brazilian State value added) tax incentives.

15. EXCEPTIONAL ITEMS

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size or nature. In determining whether an event or transaction classifies as special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss. These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to exceptional items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be significant and accordingly, has excluded these from their segment measure of performance (Note 12).

Exceptional items are detailed below:

	Nine-month period ended:		Three-month period ended:
	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Restructuring	(17,331)	(6,494)	(9,636)	(1,202)
Acquisition of subsidiaries	(15,829)	-	-	-
Proceeds on disposal of investments	-	43,073	-	43,073
Others	(3,250)	17	-	17
	(36,410)	36,596	(9,636)	41,888

The acquisition of subsidiaries expenses relate to the expenses incurred on Cervecería Nacional Dominicana acquisition in May 2012, as mentioned in Note 22 – Acquisitions of subsidiaries. The restructuring expenses relate to the realignment of the structure and processes in geographical segment of Latin America - South.

16. FINANCE COST AND INCOME

	Nine-month period ended:		Three-month period ended:
Finance costs	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Interest expense	(343,110)	(572,921)	(144,113)	(199,575)
Capitalized borrowings	64,490	121,334	23,142	47,835
Losses on hedging instruments that are not part of a hedge accounting relationship	(396,337)	(311,400)	(226,827)	(156,437)
Hedge ineffectiveness losses	-	(25,613)	-	(25,613)
Interest on tax contingencies	(85,447)	(8,092)	(40,303)	2,594
Interest and foreign exchange rate on loans	(92,451)	(40,080)	(37,460)	(34,580)
Exchange variation	(55,186)	(47,567)	(51,655)	(53,067)
Tax on financial transactions	(89,527)	(32,033)	(14,477)	(10,741)
Bank guarantee expenses	(53,802)	(41,927)	(18,866)	(16,812)
Other financial costs, including bank fees	(36,773)	(36,310)	(17,579)	(4,004)
	(1,088,143)	(994,609)	(528,138)	(450,400)

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev’s interest rate risk (Note 19).  The interest expense recognized on hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Nine-month period ended:		Three-month period ended:
Interest expense	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Financial liabilities measured at amortized cost	(253,150)	(250,353)	(56,899)	(102,087)
Fair value hedge - hedged items	(112,875)	(129,367)	(91,850)	(57,723)
Fair value hedge - hedging instruments	25,866	(134,175)	4,726	(31,427)
Cash flow hedges - hedged items	(5,733)	(101,776)	(186)	(14,273)
Cash flow hedges - hedging instruments (reclassified from equity)	2,782	42,750	96	5,935
	(343,110)	(572,921)	(144,113)	(199,575)

Foreign exchange gains and losses are presented net of the effect of foreign exchange derivative instruments designated as hedges. The interest expense recognized on unhedged or hedged financial liabilities and the net interest expense from the related hedging derivative instruments are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Fair value hedge - hedged items	-	(191,505)	-	(298,660)
Fair value hedge - hedging instruments	-	193,591	-	300,899
Cash flow hedges - hedged items	(23,600)	7,478	(769)	41,288
Cash flow hedges - hedging instruments (reclassified from equity)	23,838	(6,009)	784	(41,655)
Others	(238)	(3,555)	(15)	(1,872)
	-	-	-	-

Cash flow hedge results primarily relate to the hedge of a Brazilian Real loan in Canada, which was settled on January 18, 2012.

	Nine-month period ended:		Three-month period ended:
Finance income	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Interest income	192,174	333,920	47,448	135,123
Net gains on hedging instruments that are not part of a hedge accounting relationship	253,723	182,189	117,998	(12,374)
Hedge ineffectiveness gains	4,205	-	2,434	(1,359)
Gains on no derivative instrument at fair value through profit or loss	50,519	92,345	13,095	31,880
Interest and foreign exchange rate on loans	651	-	240	(13,248)
Others	14,283	8,972	2,651	4,038
	515,555	617,426	183,866	144,060

Interest income arises from the following financial assets:

	Nine-month period ended:		Three-month period ended:
Interest income	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Cash and cash equivalents	146,743	276,971	29,630	125,661
Investment securities held for trading	45,431	56,949	17,818	9,462
	192,174	333,920	47,448	135,123

The net result of the operational hedge, of the investment hedge and of the fiscal hedge recognized directly in other comprehensive income is presented below:

	Nine-month period ended:		Three-month period ended:
Hedging reserve	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Recognized in Equity (cash flow hedge)	463,806	153,385	99,719	307,575
Removed from Equity and included in profit or loss	(236,168)	(116,192)	(24,627)	(33,540)
Deferred income tax variance in Equity and other changes	(79,536)	(83,235)	6,034	(146,517)
	148,102	(46,042)	81,126	127,518

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	(238,712)	(235,557)	(13,359)	(274,077)

17. INCOME TAX AND SOCIAL CONTRIBUTION

 Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Income tax expense - current	(1,739,371)	(1,241,515)	(385,540)	(556,771)

Deferred tax (expense)/income on temporary differences	132,132	(656,593)	(24,166)	(397,627)
Deferred tax on taxes losses	174,749	317,105	(43,171)	333,601
Total deferred tax (expense)/income	306,881	(339,488)	(67,337)	(64,026)

Total income and expenses	(1,432,490)	(1,581,003)	(452,877)	(620,797)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Profit before tax	8,290,413	7,236,575	2,986,521	2,324,634
Adjustment on taxable basis
Non-taxable income	(347,505)	(173,215)	(113,671)	30,918
Government grants related to sales taxes	(369,148)	(286,041)	(173,234)	(98,584)
Share of results of associates	(91)	(228)	(32)	(119)
Expenses not deductible for tax purposes	155,571	96,172	107,259	(25,295)
	7,729,240	6,873,263	2,806,843	2,231,554
Aggregated weighted nominal tax rate	32.22%	32.56%	32.04%	32.44%
Taxes – nominal rate	(2,490,361)	(2,237,934)	(899,312)	(723,916)
Adjustment on tax expense
Regional incentives - income taxes	71,781	209,730	26,890	(1,214)
Deductible interest attributed to shareholders	400,375	361,957	127,432	111,060
Tax savings from goodwill amortization on tax books	90,565	90,565	30,189	30,188
Withholding tax and other income	(64,994)	(76,838)	(35,384)	(37,025)
Non-deductible losses in operations abroad	(97,159)	(23,741)	(55,156)	(8,276)
Income tax provision reversal	1,911	(47,133)	2,328	730
Other tax adjustments	655,392	142,391	350,136	7,656
Income tax and social contribution expense	(1,432,490)	(1,581,003)	(452,877)	(620,797)
Effective tax rate	17.28%	21.85%	15.16%	26.71%

The main events occurred in the period that impacted the effective tax rate were:

(a) higher interest on shareholder’s equity expenses; (b) reduced income tax provision reversal, and (c) increase in taxable results on companies that have an average tax rate lower than 34%, which were partially compensated by decrease on regional incentives income taxes.

The Company has been granted income tax incentives by the Brazilian Federal Government to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded in income on an accrual basis and allocated at year-end on tax incentive reserve account.

18. SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the binomial Hull pricing model.

In 2012, as per the current plan, Ambev issued 85 thousand units of options with a fair value of R$4,848, whose amount will be charged to expense over the vesting period.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the 2012 and 2011 grants are as follows:

In R$	09/30/2012 (i)		12/31/2011 (i)
Fair value of options granted	40.51		22.48
Share price	71.82		55.61
Exercise price	71.82		46.39
Expected volatility	30.5%		33.7%
Vesting year	4		4
Expected dividends	0% to 5%		0% to 5%
Risk-free interest rate	2.1% to 11.2%	(ii)	3.1% to 11.9%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The  percentages  include  the  grants  of  stock options and  ADRs  during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	09/30/2012	12/31/2011
Options outstanding at January 1	29,562	26,253
Options issued during the period	85	5,624
Options exercised during the period	(1,720)	(1,728)
Options forfeited during the period	(1,362)	(587)
Options outstanding at ended year	26,565	29,562

The range of exercise prices of the outstanding options is between R$11.68 (R$11.92 as of December 31, 2011) and R$69.37 (R$67.10 as of December 31, 2011) and the weighted average remaining contractual life is approximately 8.04 years (8.59 years as of December 31, 2011).

Of the 26,565 thousand outstanding options (29,562 as of December 31, 2011), 5,741 thousand options are vested as at September 30, 2012 (2,974 as of December 31, 2011).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2012	12/31/2011
Options outstanding at January 1	29.87	24.71
Options issued during the period	57.04	55.09
Options forfeited during the period	13.58	23.75
Options exercised during the period	14.83	13.56
Options outstanding at ended period	30.24	29.87
Options exercisable at ended period	13.22	13.21

For the options exercised during 2012, the weighted average market price on the exercise date was R$77.42.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

After the changes made in the Plan in 2010, the Company began using a new model of stock options. This new model includes two types of grants: (i) on the first type of grant, the Beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding preferred shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to remain in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) the second type of grant, the Beneficiary may exercise the options after a period of five years (“Grant 2”). In this new model, the exercise of options is not subject to the fulfillment of performance goals of the Company.

The 2010.2 Program included two types of grants described above (Grant 1 and 2), the 2011.1 program included only Grant 1 Program and 2010.3 and 2011.2 Programs contemplated only Grant 2.

In 2012, Ambev issued 637 thousand (1,411 in 2011) deferred stock units. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$46,848 (R$63,852 in 2011), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	09/30/2012	12/31/2011
Deferred shares outstanding at January 1	1,392	-
New deferred shares during the period	637	1,411
Deferred shares forfeited during the period	(1)	(19)
Deferred shares outstanding at ended year	2,028	1,392

Additionally, certain employees and directors of Ambev receive options to acquire AB InBev shares, the compensation cost of which is recognized in the income statement against equity in the Company’s financial statements as of September 30, 2012.

These share-based payments generated an expense of R$106,004 in the period ended September 30, 2012 (R$85,428 for the period ended September 30, 2011), recorded as Administrative expenses.

19. FINANCIAL INSTRUMENTS AND RISKS

1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on the Company's performance consistent with its policy of Financial Risk Management.

The Company’s use of derivatives strictly follows its financial risk policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where the Company operates must be denominated in their respective local currencies whenever possible. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat and sugar) that may affect the Company’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material and property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from 10 to 14 months, also through the use of derivative instruments. Any exception to the policy must be approved by the Board of Directors.

The Company's operations are subject to the risk factors described below:

1.1) Foreign currency risk

Ambev incurs foreign currency risk on borrowings, investments, purchases, dividends and interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options and non deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, Ambev’s policy is to hedge operational transactions which are reasonably expected to occur. The table below shows the main net foreign currency positions on September 30, 2012, and the exposure may vary from 10 to 14 months, according to the Company’s risk management policy. Positive values indicate that the Company is long (net future cash inflows) in the first currency of the currency pair while negative values indicate that the Company is short (net future cash outflows) in the first currency in the pair of coins. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	09/30/2012			12/31/2011
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Euro / Real	-	-	-	(69,862)	69,862	-
Euro / Canadian Dollars	(55,652)	55,652	-	(57,297)	57,297	-
Dollar / Argentinean Peso	(577,166)	577,166	-	(554,868)	554,868	-
Dollar / Bolivian Peso	(183,852)	183,852	-	(136,713)	136,713	-
Dollar / Real	(2,737,844)	2,737,844	-	(2,554,363)	2,554,363	-
Dollar / Canadian Dollar	(415,891)	415,891	-	(311,707)	311,707	-
Dollar / Chilean Peso	(130,415)	130,415	-	(85,368)	85,368	-
Dollar / Paraguayan Guarani	(117,184)	117,184	-	(106,697)	106,697	-
Dollar / Peruvian Sol	(131,075)	131,075	-	(98,783)	98,783	-
Dollar / Uruguayan Peso	(78,330)	78,330	-	(72,954)	72,954	-
Dollar / Dominican Peso	(40,612)	40,612	-	(54,398)	54,398	-
Pound Sterling / Canadian Dollars	(19,194)	19,194	-	(35,579)	35,579	-
	(4,487,215)	4,487,215	-	(4,138,589)	4,138,589	-

In conformity with IAS 39, these instruments denominated in foreign currency are designated as cash flow hedges.

Foreign currency on operating activities sensitivity analysis

Net positions in foreign currencies are converted into the functional currency through the use of derivatives. Ambev has no open positions to the market, thereby covering all operational exposure to foreign currency fluctuations.

Foreign exchange risk on net investments in foreign operations

Ambev enters into hedging activities to mitigate exposures related to its investments in foreign operations. These strategies are designated as net investment hedges. These derivatives were properly classified as net investment hedges and recorded on the Statements of Comprehensive Income as exchange differences on translation of foreign operations (gains/losses).

1.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of Ambev’s policy is to achieve an optimal balance between cost of funding and profitability of financial results, while taking into account market conditions as well as Ambev’s overall business strategy.

Ambev Bond Hedges (interest rate risk on borrowings in Brazilian Real)

In July 2007, Ambev issued a Brazilian Real bond (Bond 2017), of R$300,000, which bears interest at 9.5% and is repayable semi-annually with final maturity in July 2017.

Ambev entered into a fixed/floating interest rate swap to hedge the interest rate risk on the bond 2017. These derivative instruments have been designated in a fair value hedge accounting relationship.

Debt Securities Hedge (interest rate on debt securities in Brazilian Real)

Ambev invested in the period in government´s bond (fixed income). These instruments are categorized as held for trading. The Company also purchased futures contracts interest rate to compensate for exposure to real interest rate of government´s bond. Although both instruments are measured at fair value, with changes recorded in the income statement, there is not the structure of hedge accounting.

Interest rate sensitivity analysis

The table below shows the debt structure, before and after hedging, segregated by currency in which the debt is designated, as the interest rates of the respective operations.

	09/30/2012				12/31/2011
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	8.1%	1,412,824	7.4%	2,057,336	9.6%	2,552,216	9.8%	3,096,653
American Dollar	5.0%	585,718	3.6%	249,082	1.8%	246,312	-	-
Dominican Peso	12.2%	200,082	12.2%	200,082	-	-	-	-
Interest rate postfixed		2,198,624		2,506,500		2,798,528		3,096,653

Brazilian Real	5.9%	679,520	4.2%	371,644	10.1%	1,156,951	5.3%	382,768
Canadian Dollar	-	-	-	-	-	-	5.6%	476,058
Argentinean Peso	17.2%	256	17.2%	256	14.8%	3,254	14.8%	3,254
Dominican Peso	12.0%	33,227	12.0%	33,227	-	-	-	-
Guatemala´s Quetzal	6.8%	46,166	6.8%	46,166	6.8%	42,432	6.8%	42,432
Peruvian Sol	6.5%	2,788	6.5%	2,788	6.5%	14,926	6.5%	14,926
American Dollar	5.7%	48,551	5.7%	48,551	6.8%	98,501	6.8%	98,501
Interest rate pre-set		810,508		502,632		1,316,064		1,017,939

To perform the sensitivity analysis, the study used the greatest possible impact on income / interest expense in the case of a short position rate in a futures contract interest rate, using the Referential Rate (“TR”). Ambev estimated the possible loss considering a scenario of change in interest rates.

The sensitivity analysis with all other variables held constant, showed, based on a fluctuation of 25% (adverse scenario) interest rate through September 2012 an increase of approximately R$35 million in interest expense and approximately R$66 million in interest income from cash investments, while a swing of 50% (remote scenario) would present an increase of approximately R$69 million in expense and R$133 million in income.

1.3) Commodity Risk

The commodity markets have experienced and are expected to continue to experience price fluctuations. Ambev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar and wheat. These derivative instruments were designated as cash flow hedges.

Commodity sensitivity analysis

Due to the volatility of commodities prices, Ambev uses fixed price future contracts and derivatives instruments to minimize exposure to market movements that could affect income.

The table below shows the estimated impact on Equity from fluctuations in commodities prices. Hedge operations for transactions which may impact Equity will generate results inversely proportional to the  impact on the acquisition cost of commodities.

	Impact on Equity
	09/30/2012		12/31/2011
	Adverse scenario 25%	Remote scenario 50%	Adverse scenario 25%	Remote scenario 50%

Aluminum	(139,045)	(278,090)	(158,284)	(316,569)
Sugar	(68,295)	(136,591)	(48,086)	(96,172)
Wheat	(43,550)	(87,101)	(57,132)	(114,264)
Heating oil	(2,214)	(4,428)	(2,311)	(4,621)
Crude oil	(5,080)	(10,161)	(2,178)	(4,356)
Orange juice	-	-	(226)	(452)
Corn	(53,357)	(106,714)	(33,920)	(67,840)
Total	(311,542)	(623,084)	(302,137)	(604,274)

1.4) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our credit risk policy. This policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of September 30, 2012, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, BNP Paribas, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, TorontoDominion Bank, ING, JP Morgan Chase and Santander. The Company had derivatives agreements with the following financial institutions: Barclays, Bradesco, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Standard Bank and TD Securities.

The carrying amount of financial assets represents the maximum exposure to credit risk. The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of September 30, 2012. There was no concentration of credit risk with any counterparties as of September 30, 2012.

1.5) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities is sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

2) Financial instruments:

The management of these instruments is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate etc.).

Transactions involving financial instruments, segregated by category, are recognized in the financial statements, as below:

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
September 30, 2012
Assets due to Balance sheet
Cash and cash equivalents	4,531,189	-	-	-	-	4,531,189
Investment securities	-	617,880	-	61,672	186,757	866,309
Trade and other receivables excluding prepaid expenses and taxes receivable	3,898,678	-	-	-	-	3,898,678
Financial instruments derivatives	-	161,443	310,951	-	-	472,394
Total	8,429,867	779,323	310,951	61,672	186,757	9,768,570

	Loans and receivables	Financial asset at fair value through profit or loss	Derivatives hedge	Held for trading	Avaiable for sale	Total
December 31, 2011
Assets due to Balance sheet
Cash and cash equivalents	8,076,241	-	-	-	-	8,076,241
Investment securities	-	193,385	-	76,255	165,851	435,491
Trade and other receivables excluding prepaid expenses and taxes receivable	2,921,972	-	-	-	-	2,921,972
Financial instruments derivatives	-	166,435	346,897	-	-	513,332
Assets held for sale	-	-	-	-	400	400
Total	10,998,213	359,820	346,897	76,255	166,251	11,947,436

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
September 30, 2012
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	8,599,374	1,984,961	-	10,584,335
Financial instruments derivatives	-	678,491	399,548	1,078,039
Interest-bearning loans and borrowings	3,008,106	-	-	3,008,106
Total	11,607,480	2,663,452	399,548	14,670,480

	Financial liabilities through amortized cost	Financial liabilities at fair value through profit and loss	Derivatives hedge	Total
December 31, 2011
Liabilities due to Balance sheet
Trade and other payables excluding tax payables	9,522,438	-	-	9,522,438
Financial intruments derivatives	-	560,001	304,548	864,549
Interest-bearning loans and borrowings	4,102,286	-	-	4,102,286
Total	13,624,724	560,001	304,548	14,489,273

Classification of financial instruments by type of fair value measurement

Pursuant to IFRS 7, the classification of fair value of the instruments held on September 30, 2012 is shown below:

	09/30/2012				12/31/2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	468,642	310,681	-	779,323	79,015	280,805	-	359,820
Derivatives - cash flow hedge	104,009	139,899	-	243,908	21,796	293,615	-	315,411
Derivatives - fair value hedge	-	20,889	-	20,889	-	15,293	-	15,293
Derivatives - investment hedge	3,795	42,359	-	46,154	16,193	-	-	16,193
	576,446	513,828	-	1,090,274	117,004	589,713	-	706,717

Financial liabilities
Financial liabilities at fair value through profit and loss	26,394	652,097	1,978,275	2,656,766	49,142	510,859	-	560,001
Derivatives - cash flow hedge	53,659	219,900	-	273,559	94,288	203,558	-	297,846
Derivatives - investment hedge	52	125,937	-	125,989	6,702	-	-	6,702
	80,105	997,934	1,978,275	3,056,314	150,132	714,417	-	864,549

Level 1 – valuation at quoted prices (unadjusted) in active markets;

Level 2 – other data besides those quoted in an active market (Level 1) that may precify the obligations and rights directly (e.g., active market prices) or indirectly (e.g., valuation techniques that use data derived from active markets); and,

Level 3 – valuation inputs that are not based on observable market data (unobservable inputs).

2.1) Derivative instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the risk policy are futures contracts traded on exchanges, deliverable forwards, non-deliverable forwards, swaps and purchase options. At September 30, 2012, the Company and its subsidiaries had no target forward operations, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of the hedged item. The derivative operations are classified by strategy according to their purpose, as follows:

i) Financial hedge – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Derivative used to protect the risks related to Bond 2017 was designated as Fair value hedge instrument, and their results, measured according to their fair value, are recognized in each year in financial results. Following the business combination between the Company and Cervecería Nacional Dominicana (CND), some US denominated loans previously held by CND, in the amount of R$529,865, continued to be US denominated until September 30, 2012.

ii) Operational hedge – operations contracted with the purpose of reducing the Company’s exposure, net of taxes, to the volatility of foreign exchange rates and raw material prices and commitments for investments, equipment and services to be acquired. All such derivatives are classified as cash flow hedge instruments. Thus, the net results of such operations calculated at fair value, are recorded in equity accounts until recognition of the hedged item, when the accumulated results are recycled to the appropriate income statement account.

iii) Fiscal hedge – operations contracted with the purpose of minimizing the Brazilian fiscal impact related to the foreign exchange gains/losses on transactions between the Company and its subsidiaries abroad.

In order to offset the tax effect on unmatched exposures, the Company contracted derivative instruments (futures contracts), the results of which are measured at fair value and recognized on an accrual basis within income tax expense of each period.

iv) Net investment hedge - transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. Part of the effective hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

As of September 30, 2012 and December 31, 2011, the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in each period, are detailed in the table below:

Purpose / Risk / Instruments		Notional (i)		Fair value
		09/30/2012	12/31/2011	09/30/2012		12/31/2011
				Assets	Liabilities	Assets	Liabilities
Foreign currency	Future contracts (ii)	1,891,301	1,478,216	204	(3,876)	2,061	(10,069)
Foreign currency	Option to acquire	846,543	-	39,097	-	-	-
Foreign currency	Non Deliverable Forwards	1,258,635	2,255,789	12,612	(53,638)	70,731	(20,912)
Foreign currency	Deliverable Forwards	490,737	404,583	-	(10,406)	1,734	(72)
Commodity	Future contracts (ii)	647,136	500,437	174,479	(116,112)	67,206	(102,678)
Commodity	Swaps	599,033	708,110	72,248	(139,385)	93,579	(175,388)
Operational hedge		5,733,385	5,347,135	298,640	(323,417)	235,311	(309,119)
Foreign currency	Future contracts (ii)	1,112,566	(407,611)	2,529	(4,705)	39,752	(39,562)
Foreign currency	Swaps	(12,804)	(8,266)	-	(162,998)	-	(207,480)
Foreign currency	Non Deliverable Forwards	54,806	527,562	25,342	(33,368)	199,566	(25,554)
Interest rates	Future contracts (ii)	(550,000)	134,000	383	(791)	247	(566)
Interest rates	Swaps	100,230	483,632	20,889	(79)	15,293	(380)
Financial hedge		704,798	729,317	49,143	(201,941)	254,858	(273,542)
Foreign currency	Future contracts (ii)	2,031	32,076	2,094	(2,023)	1,141	(1,284)
Foreign currency	Swaps / Non Deliverable Forwards	(2,758,773)	(2,626,120)	76,363	(424,669)	5,830	(273,902)
Fiscal hedge		(2,756,742)	(2,594,044)	78,457	(426,692)	6,971	(275,186)
Foreign currency	Future contracts (ii)	(1,969,276)	(2,460,487)	3,795	(52)	16,192	(6,702)
Foreign currency	Non Deliverable Forwards	(294,234)	-	42,359	(125,937)	-	-
Investment hedge		(2,263,510)	(2,460,487)	46,154	(125,989)	16,192	(6,702)
Total Derivatives		1,417,931	1,021,921	472,394	(1,078,039)	513,332	(864,549)

(i) The negative positions refer to long positions and the positive positions refer to short positions.

(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

The Company recorded gains and losses on derivative financial instruments in the nine-month period ended September 30, 2012 and 2011 as below:

		Result (iii)
		Nine-month period ended:		Three-month period ended:
Purpose / Risk / Instruments		09/30/2012	09/30/2011	09/30/2012	09/30/2011

Foreign currency	Future contracts	394,160	34,568	41,724	151,582
Foreign currency	Option to acquire	1,385	-	1,385	-
Foreign currency	Non Deliverable Forwards	14,478	277,173	(11,479)	300,170
Foreign currency	Deliverable Forwards	12,305	198	579	(12,196)
Interest rates	Future contracts	-	-	(11,435)	-
Commodity	Future contracts	64,816	(48,436)	102,283	(19,895)
Commodity	Swaps	(23,339)	(110,118)	(23,339)	(112,086)
Operational hedge		463,806	153,385	99,719	307,575
Foreign currency	Future contracts	70,496	(189,283)	(40,779)	(177,906)
Foreign currency	Option to acquire	(15,893)	(12,069)	(14,956)	-
Foreign currency	Swaps	(12,843)	59,726	(2,982)	267,942
Foreign currency	Non Deliverable Forwards	(1,840)	36,741	7,029	78,083
Interest rates	Future contracts	(54,240)	45,146	(65,238)	60,836
Interest rates	Swaps	25,866	1,072	4,267	(190,986)
Financial hedge		11,546	(58,667)	(112,659)	37,969
Foreign currency	Future contracts	(3,246)	(192,236)	653	(192,360)
Foreign currency	Swaps / Non Deliverable Forwards	(118,815)	(140,623)	(15,545)	(215,212)
Fiscal hedge		(122,061)	(332,859)	(14,892)	(407,572)
Foreign currency	Future contracts	(138,849)	(235,557)	(11,557)	(274,077)
Foreign currency	Non Deliverable Forwards	(99,863)	-	(1,802)	-
		(238,712)	(235,557)	(13,359)	(274,077)
Total Derivatives		114,579	(473,698)	(41,191)	(336,105)

(iii) The result of R$463,806 related to hedge operations was recognized in equity (Hedge reserves) as the result of net investment hedge in an amount of R$(238,712) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The effect of R$(122,061) related to derivatives designated as Fiscal hedges, was recognized in the income tax and social contribution.

The result of the financial hedging of R$11,546 was fully recorded in the financial results.

As of September 30, 2012, the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2012	2013	2014	2015	>2015	Total

Foreign currency	Future contracts (i)	1,343,039	548,262	-	-	-	1,891,301
Foreign currency	Option to acquire	-	846,543	-	-	-	846,543
Foreign currency	Non Deliverable Forwards	407,941	850,694	-	-	-	1,258,635
Foreign currency	Deliverable Forwards	101,347	389,390	-	-	-	490,737
Commodity	Future contracts (i)	102,048	497,942	47,146	-	-	647,136
Commodity	Swaps	170,269	428,764	-	-	-	599,033
Operational hedge		2,124,644	3,561,595	47,146	-	-	5,733,385
Foreign currency	Future contracts (i)	1,112,566	-	-	-	-	1,112,566
Foreign currency	Swaps	-	(12,804)	-	-	-	(12,804)
Foreign currency	Non Deliverable Forwards	(452,844)	507,650	-	-	-	54,806
Interest rates	Future contracts (i)	-	-	(100,000)	(350,000)	(100,000)	(550,000)
Interest rates	Swaps	(199,770)	-	-	-	300,000	100,230
Financial hedge		459,952	494,846	(100,000)	(350,000)	200,000	704,798
Foreign currency	Future contracts (i)	2,031	-	-	-	-	2,031
Foreign currency	Swaps / Non Deliverable Forwards	(2,340,470)	(418,303)	-	-	-	(2,758,773)
Fiscal hedge		(2,338,439)	(418,303)	-	-	-	(2,756,742)
Foreign currency	Future contracts (i)	(1,461,626)	(507,650)	-	-	-	(1,969,276)
Foreign currency	Non Deliverable Forwards	(294,234)	-	-	-	-	(294,234)
Investment hedge		(1,755,860)	(507,650)	-	-	-	(2,263,510)
Total Derivatives		(1,509,703)	3,130,488	(52,854)	(350,000)	200,000	1,417,931

Purpose / Risk / Instruments		Fair Value
		2012	2013	2014	2015	>2015	Total

Foreign currency	Future contracts (i)	(2,627)	(1,045)	-	-	-	(3,672)
Foreign currency	Option to acquire	-	39,097	-	-	-	39,097
Foreign currency	Non Deliverable Forwards	(33,414)	(7,612)	-	-	-	(41,026)
Foreign currency	Deliverable Forwards	(4,577)	(5,829)	-	-	-	(10,406)
Commodity	Future contracts (i)	25,529	33,021	(183)	-	-	58,367
Commodity	Swaps	(38,434)	(28,703)	-	-	-	(67,137)
Operational hedge		(53,523)	28,929	(183)	-	-	(24,777)
Foreign currency	Future contracts (i)	(2,176)	-	-	-	-	(2,176)
Foreign currency	Swaps	-	(162,998)	-	-	-	(162,998)
Foreign currency	Non Deliverable Forwards	(2,920)	(5,106)	-	-	-	(8,026)
Interest rates	Future contracts (i)	-	-	(59)	(254)	(95)	(408)
Interest rates	Swaps	(79)	-	-	-	20,889	20,810
Financial hedge		(5,175)	(168,104)	(59)	(254)	20,794	(152,798)
Foreign currency	Future contracts (i)	71	-	-	-	-	71
Foreign currency	Swaps / Non Deliverable Forwards	(297,723)	(50,583)	-	-	-	(348,306)
Fiscal hedge		(297,652)	(50,583)	-	-	-	(348,235)
Foreign currency	Future contracts (i)	2,768	975	-	-	-	3,743
Foreign currency	Non Deliverable Forwards	(83,578)	-	-	-	-	(83,578)
Investment hedge		(80,810)	975	-	-	-	(79,835)
Total Derivatives		(437,160)	(188,783)	(242)	(254)	20,794	(605,645)

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. The Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact future results and /or cash flows, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on September 30, 2012.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2012.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on September 30, 2012.

In addition to the scenarios described above, the Company uses Value at Risk – VaR to measure the possible effects on the results of operations of derivative transactions. VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module, as the following tables on September 30, 2012:

Risk factor	Financial instruments	Risk	Base scenario	Adverse scenario	Remote scenario	VaR (R$)
Foreign currency	Future contracts	Dollar decrease	(3,672)	(476,497)	(949,322)	152,751
Foreign currency	Option to acquire	Dollar decrease	39,097	-	-	39,097
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	(41,026)	(355,685)	(670,343)	37,057
Foreign currency	Deliverable Forwards	Dollar and Euro decrease	(10,406)	(133,090)	(255,775)	23,084
Commodity	Future contracts	Commodity decrease	58,367	(103,417)	(265,201)	106,678
Commodity	Swaps	Commodity decrease	(67,137)	(216,896)	(366,654)	79,404
Operational hedge
Foreign currency	Future contracts	Dollar decrease	(2,176)	(280,317)	(558,459)	89,856
Foreign currency	Swaps	Increase in tax interest	(142,101)	(142,101)	(142,101)	2,071
Foreign currency	Swaps	Dollar decrease	(20,897)	(20,897)	(20,897)	1,034
Foreign currency	Non Deliverable Forwards	Dollar and Euro decrease	(8,026)	(248,149)	(488,273)	32,788
Interest rates	Future contracts	Increase in tax interest	(408)	(480)	(547)	-
Interest rates	Swaps	Increase in tax interest	20,810	(204,246)	(237,400)	11,197
Financial hedge
Foreign currency	Future contracts	Dollar incrase	71	(437)	(945)	164
Foreign currency	Swaps / Non Deliverable Forwards	Dollar incrase	(348,306)	(1,037,999)	(1,727,693)	222,813
Fiscal hedge
Foreign currency	Future contracts	Dollar incrase	3,743	(488,576)	(980,894)	159,050
Foreign currency	Non Deliverable Forwards	Dollar incrase	(83,578)	(157,136)	(230,694)	23,765
Investment hedge

In addition to presenting the possible effects on individual results of derivative operations, we also show the effects of derivative operations contracted for asset protection along with each transaction´s hedged items.

Transaction	Risk	Base scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	(83,144)	(1,182,167)	(2,242,094)
Input purchase		83,144	1,182,167	2,242,094
Commodities hedge	Decrease on commodities price	58,367	(103,417)	(265,201)
Input purchase		(58,367)	103,417	265,201
Operational hedge		(24,777)	(1,285,584)	(2,507,295)
Operational purchase		24,777	1,285,584	2,507,295
Net effect		-	-	-

Foreign exchange hedge	Foreign currency increase	(31,099)	(528,946)	(1,047,278)
Net debt		31,099	528,946	1,047,278
Interest rate hedge	Increase in tax interest	(121,699)	(346,347)	(379,502)
Interest expense		121,699	346,347	379,502
Financial hedge		(152,798)	(875,293)	(1,426,780)
Net debt and interest		152,798	875,293	1,426,780
Net effect		-	-	-

Foreign exchange hedge	Dollar increase	(348,235)	(1,038,436)	(1,728,637)
Fiscal expense		348,235	1,038,436	1,728,637
Fiscal hedge		(348,235)	(1,038,436)	(1,728,637)
Fiscal expense		348,235	1,038,436	1,728,637
Net effect		-	-	-

Investment hedge	Dollar increase	(79,835)	(645,713)	(1,211,591)
Fiscal expense		79,835	645,713	1,211,591
Investment hedge		(79,835)	(645,713)	(1,211,591)
Fiscal expense		79,835	645,713	1,211,591
Net effect		-	-	-

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value and the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments traded, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of September 30, 2012 the Company held R$520,528 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$343,774 on December 31, 2011).

2.2) Debt instruments

The Company’s financial liabilities, mainly represented by debt securities are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period. The Bond 2017 is designated as a fair value hedge and variations in the fair value of the hedged risk factors are recognized in the income statement in the same account as the variations of the respective loans.

Had the Company recognized its financial liabilities at market value, it would have recorded an additional loss, before income tax and social contribution, of R$(34,374) on September 30, 2012 (R$(55,618) on December, 31 2011), as presented below:

	09/30/2012			12/31/2011
Financial liabilities	Book	Market	Difference	Book	Market	Difference
Working capital R$ (Labatt)	-	-	-	473,676	492,535	(18,859)
International financing (other currencies)	556,046	556,046	-	140,646	140,646	-
BNDES/CCB	1,962,875	1,962,875	-	1,797,723	1,797,723	-
Bond 2017	307,875	342,249	(34,374)	298,124	301,662	(3,538)
Debentures	-	-	-	1,248,030	1,281,251	(33,221)
Fiscal incentives	158,231	158,231	-	135,504	135,504	-
Finance leasing	23,079	23,079	-	8,583	8,583	-
	3,008,106	3,042,480	(34,374)	4,102,286	4,157,904	(55,618)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev and on the secondary market value of bonds as of September 30, 2012, being approximately 114.08% for Bond 2017 (100.55% for Bond 2017 and 102.66% for Debentures 2012, at December 31, 2011).

20. COLLATERAL AND CONTRACTUAL COMMITMENTS, ADVANCES FROM CUSTOMERS AND OTHER

	09/30/2012	12/31/2011
Collateral given for own liabilities	1,066,917	899,845
Other commitments	449,611	438,835
	1,516,528	1,338,680

Commitments with suppliers	12,054,140	14,967,140
Commitments - Bond 17	300,000	-
	12,354,140	14,967,140

The collateral  provided for liabilities totaled approximately R$1.5 billion as at September 30, 2012 including R$546,449 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, the Company maintained as at September 30, 2012, R$520,528 in highly liquid financial investments or in cash (Note 19).

Most of  the balance relates  to  commitments  with  suppliers of packaging.

The Company is guarantor of the Bond issued by Ambev International Finance Co. Ltd. (wholly-owned) valued at R$300 million to 9.5% per year, maturing in 2017.

Future contractual commitments as at September 30, 2012 and December 31, 2011 are as follows:

	09/30/2012	12/31/2011
Less than 1 year	2,707,716	2,739,665
Between 1 and 2 years	1,781,296	2,164,954
More than 2 years	7,865,128	10,062,521
	12,354,140	14,967,140

21. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded for (Note 10).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible, based on advice of legal counsel, and for which there are no provisions. Estimated amounts of loss are as follows:

	09/30/2012	12/31/2011

PIS and COFINS	307,985	308,738
ICMS and IPI	2,396,649	2,167,401
IRPJ and CSLL	7,204,182	7,034,259
Labor	132,417	128,726
Civil	188,891	214,792
Others	770,096	755,663
	11,000,220	10,609,579

Lawsuits with possible loss likelihood:

There were no changes in the other main processes with possible likelihood of loss classification as of September 30, 2012, compared to those presented in the financial statements as at December 31, 2011 and as previously presented in the consolidated interim financial statements at June 30, 2012.

Contingent assets

As at September 30, 2012, the Company has a contingent asset of R$34 million related to a final decision of a lawsuit which acknowledged the Company right to restitution of amounts improperly collected by Cia. Cervejaria Brahma as income tax on net income.

22.  ACQUISITIONS OF SUBSIDIARIES

Major corporate events in 2012:

(i)   Acquisition of Cervecería Nacional Dominicana

On May 11, 2012, Ambev Brasil Bebidas S.A. (“Ambev Brasil”), a closely-held subsidiary of Ambev, concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A. (“CND”), to create the leading beverage company in the Caribbean through the combination of their businesses in the region. Ambev’s initial indirect interest in CND was acquired through a cash payment of 1.0 billion US dollar and the contribution of Ambev Dominicana. Separately, Ambev Brasil acquired an additional stake in CND of 9.3%, which was owned by Heineken N.V. (“Heineken”), for 237 million US dollar at July 17, 2012, the closing date, when Ambev became owned a total indirect interest of 51% in CND.

During September, as part of the same transaction, Ambev Brasil acquired an additional 0.88% stake from CND, through a cash payment of  R$45 million, increasing its indirect interest to 51.9%, still within the period specified in the shareholders agreement.

The Company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the Statement of financial position as at June 30, 2012 is based on the current best estimates of AB InBev’s management and is based principally on valuations prepared by independent valuation specialists. The completion of the purchase price allocation may result in further adjustment to the carrying value of CND’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill.

The transaction resulted in the provisional recognition of goodwill for an amount of approximately R$2.1 billion as at June 30, 2012. The factors that contributed to the recognition of goodwill include expected future profitability of acquired business, including synergies. Acquisition related costs amount to R$15,829 are included in the income statement and disclosed in the Note 16 – Exceptional items.

The non-controlling interest was measured by acquirer using the criterion by current proportional participation afforded by the equity instruments in the amounts recognized of net identifiable assets of the acquired.

As of the completion date of the acquisition, CND contributed R$405,253 to the revenue and R$59,445 to the profit of the Company. If the acquisition date had been January 1st, 2012 it is estimated that the revenue and profit would have been higher by R$265,265 and R$44,211, respectively.

As part of the shareholders agreement between Ambev and ELJ, a put and call arrangement is in place, which may result in Ambev acquiring the remaining shares of CND. The put option granted to ELJ is exercisable annually, while Ambev's call option is exercisable annually as of 2019.The put and call price is based on a formula which will take into account the Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) of the consolidated operations in the Dominican Republic.

As of September 30, 2012 the put option owned by ELJ is valued at approximately R$2,1 billion and was recognized as a liability against equity in line with IFRS 3. No value was allocated to the call option owned by Ambev.

Ambev’s ownership interest in Ambev Dominicana changed from 100% to, approximately, 55%. As such change did not result in a change in control of the Ambev Dominicana, this transaction was accounted for as equity transactions. Thus, the carrying amount of the non-controlling interest was adjusted to reflect the change. The difference between the carrying amount by which the non-controlling interest was recorded and the fair value of the consideration paid was recognized in equity and attributed to the equity holders of Ambev.

As at 30 September 2012, the Company is in the process of assessing the goodwill deductibility for tax purposes.

(ii) Arosuco Aromas e Sucos Ltda. (“Arosuco”), responsible mainly for the production of concentrates needed in the production of soft drinks, teas and sports drinks, acquired in January 2012, all the shares issued by the company Lachaise Aromas e Participações Ltda. (“Lachaise”), whose main corporate purpose is the production of flavorings, a necessary component in the production of concentrates, thus reducing the need for the Group to acquire the component from third parties. Immediately thereafter, Arosuco, aiming at streamlining and simplifying the corporate structure of the Group, incorporated Lachaise.

(iii) In March 2012, the subsidiary CRBS S.A. acquired Lugano, a distribution company located in the south of Brazil.

The following table summarizes the consideration paid for CND and the provisional amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the non-controlling interest in CND, in addition of the detailing of the goodwill recognized on acquisition of Lachaise and Lugano, both in 2012:

Assets	CND	Lachaise	Lugano	Total
Current assets
Cash and cash equivalents	53,507	-	558	54,065
Trade and other receivables	97,948	257	2,672	100,877
Inventories	51,141	109	-	51,250
Assets held for sale	3,912	-	168	4,080
	206,508	366	3,398	210,272
Non-current assets
Trade and other receivables	592,130	-	103	592,233
Property, plant and equipment	682,247	-	595	682,842
Intangible assets	828,922	2,770	5,507	837,199
	2,103,299	2,770	6,205	2,112,274

Current liabilities
Trade and other payables	(113,567)	(417)	(791)	(114,775)
Interest-bearing loans and borrowings	(84,888)	-	-	(84,888)
	(198,455)	(417)	(791)	(199,663)
Non-current liabilities
Trade and other payables	-	(17,942)	-	(17,942)
Interest-bearing loans and borrowings	(434,235)	-	-	(434,235)
Deferred tax liabilities	(270,477)	-	-	(270,477)
Provisions	(39,442)	-	-	(39,442)
Employee benefits	(8,398)	-	-	(8,398)
	(752,552)	(17,942)	-	(770,494)

Net identifiable assets and liabilities	1,358,800	(15,223)	8,813	1,352,390
Goodwill on acquisition	2,119,644	25,224	10,637	2,155,505
Gains/(losses) of non-controlling interest´s share	(638,092)	-	-	(638,092)
Non-cash consideration	(297,914)	(2,000)	-	(299,914)
Trade payables	-	-	(2,773)	(2,773)
Cash (acquired)/disposed	(53,507)	-	(558)	(54,065)
Net cash outlflow/(inflow)	2,488,931	8,001	16,119	2,513,051

23. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

 The Company has adopted corporate governance practices and those recommended and / or required by its bylaws. Under the Company´s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company´s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company's guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with Management members:

In addition to short-term benefits (primarily salaries), the Management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, Management members are entitled to participate in Stock Option Plan (Note 18).

Total expenses related to Management members in key functions are as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2012	09/30/2011	09/30/2012	09/30/2011

Short-term benefits (i)	20,761	20,631	11,139	16,476
Share-based payments (ii)	27,194	21,477	9,064	10,706
Total key management remuneration	47,955	42,108	20,203	27,182

 (i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to Management. These amounts exclude remuneration paid to members of the Fiscal Council.

Before January 1, 2003, Ambev operated deferred payment stock purchase plans. The option, however, was removed from the stock ownership plans approved subsequent to the enactment of the Sarbanes-Oxley Act.

Excluding the abovementioned plan, Ambev no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of the Company’s shareholders, and at December 31, 2011 held 17.08% of the voting rights and 9.59% of total share capital. Fundação Zerrenner is also a independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities. On September 30, 2012 and 2011, actuarial liabilities related to the benefits provided directly by Fundação Zerrenner are fully offset by plan assets. As a result, the net liability recognized in the financial statements is nil.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$115,224 in the period ended September 30, 2012 (R$95,801 as of September 30, 2011), of which R$102,387 (R$ 84,260 as of September 30, 2011) related to active employees and R$12,837 (R$11,541 as of September 30, 2011) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits in January of each year from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve at September 30, 2012 was R$672,107 (R$1,041,990 at December 31, 2011) which may be used for future capital increases.

c) Leasing

The Company, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$64,800 for ten years, maturing on March 31, 2018.

d) Leasing – Ambev head office

The Fundação Zerrenner and Ambev have a lease of two commercial sets, of R$6,425 maturing on January 28, 2013.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brasil and, through Labatt Canada and Cervepar, in Canada and Paraguay. In addition, the Company and certain of its subsidiaries produce and distribute Stella Artois products under license AB InBev in Brazil, Argentina, Canada and other countries. The amount recorded was R$8,064 (R$1,735 as of September 30, 2011) and R$161,706 (R$134,641 as of September 30, 2011) as licensing income and expense, respectively.

Jointly-controlled entities

Ambev reports its interest in jointly-controlled entities using the line-by-line reporting format for proportional consolidation. Significant interests in joint ventures include two distribution entities in Canada and two entities in Brazil (Ice Tea and Agrega).

The following balances represent the participation of Ambev in these entities and were included in the consolidated financial statements:

(Expressed in thousand of Brazilian Reais)
	09/30/2012	12/31/2011
Current assets	118,286	124,808
Non-current assets	235,729	240,975
Current liabilities	230,747	217,760
Non-current liabilities	329,251	304,207
Result from operations	25,959	27,417
Income attributable to shareholders	71	12,782

Transactions with associates

Ambev transactions with associates were as follows:

(Expressed in thousand of Brazilian Reais)
	09/30/2012	09/30/2011
Net sales	11,560	8,087
Current liabilities	5,495	4,375

Transactions with associates include two entities in Argentina (Eco de Los Andes S.A and Agrega S.A) and two entities in Canada (Guinness Canada Limited and Agrega Canada Limited).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer